Exhibit 99.1

Management’s Discussion and Analysis

of Results of Operations and Financial Position

Magna International Inc.

December 31, 2014

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014.

This MD&A has been prepared as at March 5, 2015.

OVERVIEW

We are a leading global automotive supplier with 313 manufacturing operations and 84 product development, engineering and sales centres in 28 countries. We have approximately 131,000 employees focused on delivering superior value to our customers through innovative products, processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

HIGHLIGHTS

Operations

Global light vehicle production grew once again in 2014, the fifth straight yearly increase following the 2008-2009 recession. In our two most significant markets, North American light vehicle production increased 5% in 2014 to 17.0 million units, and European light vehicle production rose 4% to 20.1 million units.

Our 2014 sales were a record $36.64 billion, an increase of 5% over 2013. Our North America, Europe, and Asia production sales, as well as our tooling, engineering and other sales all rose to record levels in 2014, and complete vehicle assembly sales increased modestly over 2013.

Adjusted EBIT1 for 2014 was a record $2.63 billion, compared to $2.07 billion in 2013, representing an increase of 27%.

In our North America segment, 2014 was another year of excellent results. Total sales increased 10% over 2013 to $19.71 billion, reflecting the launch of new programs and higher North American light vehicle production. Adjusted EBIT of $1.99 billion increased 10% from 2013, excluding $158 million of amortization in 2013 related to the August 2012 acquisition of Magna E-Car Systems Partnership (“E-Car”).This increase was mainly driven by our higher sales in 2014.

In our Europe segment, we continued to improve operating results. Total sales declined modestly to $14.71 billion from $14.72 billion in 2013. Adjusted EBIT rose for the third consecutive year, up 16% to $434 million in 2014 compared to $375 million in 2013. The largest factors contributing to the net increase in Adjusted EBIT were productivity and efficiency improvements at certain facilities and the benefit of restructuring and downsizing activities recently undertaken, partially offset by higher launch costs, including inefficiencies at certain interiors facilities in the United Kingdom.

In our Asia segment, total sales increased $299 million or 18% in 2014 compared to 2013 mainly as a result of the launch of new programs with Magna content, particularly in China, together with higher light vehicle production in Asia. Adjusted EBIT was $162 million for 2014, an increase of 91% over $85 million in 2013. The higher Adjusted EBIT largely reflects margins earned on the higher sales.

In our Rest of World segment, total sales decreased 22% to $695 million, mainly reflecting the impact of the weakening of foreign currencies against the U.S. dollar, and lower production volumes on certain vehicle programs. Our Rest of World Adjusted EBIT loss declined by $41 million in 2014 to a loss of $35 million largely through a combination of productivity and efficiency improvements at certain facilities and the benefit of restructuring and downsizing activities recently undertaken.

1 We believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense (income), net.

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Stock Split

On February 24, 2015, our Board of Directors approved a two-for-one stock split, to be implemented by way of a stock dividend, whereby our shareholders will receive an additional Common Share for each Common Share held. The stock dividend will be payable on March 25, 2015, to shareholders of record at the close of business on March 11, 2015. All equity-based compensation plans or arrangements and our normal course issuer bid (discussed below) will be adjusted to reflect the stock split.

Capital Allocation

In early 2014, we announced our intention to move towards a capital structure that we believe is appropriate for our business, and also to reduce cash levels, while retaining enough cash to manage our day-to-day needs throughout the year. We expect to reach our desired cash and debt levels by the end of 2015 through a combination of investment in our business (predominantly through capital spending and acquisitions) and return of capital to shareholders (through dividends and repurchases of our Common Shares). To this end:

•                      We invested $1.78 billion in our business during 2014, including fixed assets, acquisitions, investments and other assets.

•                      Aggregate dividends paid to shareholders in 2014 amounted to $316 million. On February 24, 2015, our Board of Directors declared a dividend of U.S. $0.44 per share (U.S. $0.22 after giving effect to the two-for-one stock split referred to above). This dividend rate is a new record, representing an increase of 16% over the third quarter of 2014 dividend.

•                      We repurchased 17.5 million shares in 2014, returning an additional $1.78 billion to shareholders. In November 2014, our Board of Directors approved a new normal course issuer bid (“NCIB”) to purchase up to 20 million of our Common Shares (40 million Common Shares after giving effect to the stock split), representing approximately 9.7% of our public float of Common Shares. Approximately 17.6 million shares (approximately 35.2 million Common Shares after giving effect to the stock split) remain available under the current NCIB, which will terminate in November 2015.

•                      During the second quarter of 2014, we issued $750 million of 3.625% fixed-rate Senior Notes which mature on June 15, 2024.

Going Forward

We anticipate another year of increased global light vehicle production in 2015, including modest increases in each of North America and Europe, and further strong production growth in China.

While we continue to launch additional business on a large number of new programs around the world, the weakening of a number of currencies, in particular the Canadian dollar and the euro, each against our U.S. dollar reporting currency, is expected to negatively impact our reported sales and earnings.

We remain positive about our operations around the world, exclusive of currency translation. Continued strong performance in a number of our facilities, improving underperforming operations and launching a significant number of new programs and facilities around the world together should contribute meaningfully to consolidated sales and earnings in the future.

FINANCIAL RESULTS SUMMARY

During 2014, we posted sales of $36.64 billion, an increase of 5% from 2013. This higher sales level was a result of increases in our North American, European and Asian production sales as well as complete vehicle assembly sales and tooling, engineering and other sales partially offset by lower Rest of World production sales. Comparing 2014 to 2013:

•                  North American vehicle production increased 5% and our North American production sales increased 9% to $18.28 billion;

•                  European vehicle production increased 4% and our European production sales increased 1% to $10.01 billion;

•                  Asian production sales increased 18% to $1.64 billion;

•                  Rest of World production sales decreased 22% to $668 million;

•                  Complete vehicle assembly volumes decreased 8% while sales increased $5 million to $3.07 billion; and

•                  Tooling, engineering and other sales increased 5% to $2.97 billion.

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During 2014, we earned income from operations before income taxes of $2.54 billion compared to $1.91 billion for 2013. Excluding other expense (income), net (“Other Expense” or “Other Income”) recorded in 2014 and 2013, as discussed in the “Other Expense” section, the $554 million increase in income from operations before income taxes was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to 2013;

•                  intangible asset amortization of $158 million, recorded in 2013, related to the acquisition and re-measurement of E-Car;

•                  productivity and efficiency improvements at certain facilities;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  higher equity income; and

•                  lower downsizing costs.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  higher incentive compensation;

•                  increased pre-operating costs incurred at new facilities;

•                  a greater amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities;

•                  approximately $15 million of costs incurred, net of insurance recoveries, related to a fire at a body and chassis facility in North America;

•                  increased commodity costs;

•                  $10 million of cash received related to the settlement of asset-backed commercial paper (“ABCP”) between the Investment Industry Regulatory Organization of Canada and financial institutions in the first quarter of 2013;

•                  higher warranty costs of $7 million;

•                  a favourable earn-out settlement during 2013 in Rest of World;

•                  a $5 million net decrease in valuation gains in respect of ABCP; and

•                  net customer price concessions subsequent to 2013.

During 2014, net income attributable to Magna International Inc. was $1.88 billion, an increase of $321 million compared to 2013 and diluted earnings per share increased $1.93 to $8.69 for 2014 compared to $6.76 for 2013. Other Expense, after tax and the Austrian Tax Reform and Deferred Tax Adjustments, as discussed in the “Other Expense” and “Income Taxes” sections, respectively, impacted net income attributable to Magna International Inc. and diluted earnings per share as follows:

	2014		2013
	Net Income	Diluted	Net Income	Diluted
	Attributable	Earnings	Attributable	Earnings
	to Magna	per Share	to Magna	per Share
Other expense	$64	$0.29	$144	0.63
Income tax effect:
Other expense	(11)	(0.05)	(28)	(0.12)
Austrian tax reform	32	0.15	—	—
Deferred tax adjustments	—	—	(57)	(0.25)
Net income impact	85	0.39	59	0.26
Non-controlling interests	—	—	(9)	(0.04)
	$85	$0.39	$50	0.22

Excluding, from the proceeding table, the negative impact for 2014 and 2013 of $85 million and $50 million, respectively, net income attributable to Magna International Inc. for 2014 increased $356 million compared to 2013.

Excluding, from the proceeding table, the $0.39 and the $0.22 per share negative impact for 2014 and 2013, respectively, diluted earnings per share increased $2.10, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during 2014. The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to 2013, pursuant to our normal course issuer bids partially offset by an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock and the issue of Common Shares related to the exercise of stock options.

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INDUSTRY TRENDS AND RISKS

A number of general trends which have been impacting the automotive industry and our business in recent years are expected to continue, including the following:

•                      the consolidation of vehicle platforms and proliferation of high-volume platforms supporting multiple vehicles and produced in multiple locations;

•                      the long-term growth of the automotive industry in China, India and other high-growth/low cost markets, including accelerated movement of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•                      the growth of the B to D vehicle segments (subcompact to mid-size cars), particularly in developing markets;

•                      the extent to which innovation in the automotive industry is being driven by governmental regulation of fuel economy and carbon dioxide/greenhouse gas emissions, vehicle safety and vehicle recyclability;

•                      the growth of cooperative alliances and arrangements among competing automotive OEMs, including shared purchasing of components; joint engine, powertrain and/or platform development; engine, powertrain and platform sharing; and joint vehicle hybridization and electrification initiatives and other forms of cooperation;

•                      the growing importance of electronics in the automotive value chain;

•                      the consolidation of automotive suppliers; and

•                      the exertion of pricing pressure by OEMs.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

•                      The global automotive industry is cyclical. A worsening of economic and political conditions, including through rising interest rates or inflation, rising unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, international conflicts, sovereign debt concerns, an increase in protectionist measures and/or other factors, may result in lower consumer confidence, which has a significant impact on consumer demand for vehicles. Vehicle production is closely related to consumer demand. A significant decline in production volumes from current levels could have a material adverse effect on our profitability.

•                      Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•                      The automotive industry has in recent years been the subject of increased government enforcement of antitrust and competition laws, particularly by the United States Department of Justice and the European Commission. Currently, investigations are being conducted in several product areas, and these regulators or those in other jurisdictions could choose to initiate investigations in these or other product areas.

In September 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office, attended at one of the Company’s operating Divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive textile coverings and components, particularly trunk linings.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.

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In the case of the German Federal Cartel Office, absent aggravating factors, the maximum fine under the guidelines is typically 10% of the affected sales for the infringement period multiplied by a factor based on the consolidated sales of the group of companies to which the offending entity belongs. If applied to a company with Magna’s level of consolidated sales, this factor is approximately five, which could result in a maximum fine of approximately 50% of the affected sales for the relevant period. Additional information regarding these guidelines is publicly available on the German Federal Cartel Office’s website. At this time, management is unable to predict the duration or outcome of the German and Brazilian investigations, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigations or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

•                      We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

•                      Although we are working to turn around financially underperforming operating divisions, there is no guarantee that we will be successful in doing so in the short to medium term or that the expected improvements will be fully realized or realized at all. The continued underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

•                      We face ongoing pricing pressure from OEMs, including through: long-term supply agreements with mutually agreed price reductions over the life of the agreement; incremental annual price concession demands; pressure to absorb costs related to product design, engineering and tooling and other items previously paid for directly by OEMs; pressure to assume or offset commodities cost increases; and refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers as a result of their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six major OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions or costs previously paid for by OEMs could have a material adverse effect on our profitability.

•                      The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our and our suppliers’ manufacturing facilities and manufacturing processes, as well as factors related to tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

•                     Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: General Motors, Fiat-Chrysler, Ford, BMW, Daimler and Volkswagen. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•                      While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•                      In light of the amount of business we currently have with our largest customers in North America and Europe, our opportunities for incremental growth with these customers may be limited. The amount of business we have with Asian-based OEMs, including Toyota, Nissan, Hyundai/Kia and Honda, generally lags that of our largest customers, due in part to the existing relationships between such Asian-based OEMs and their preferred suppliers. There is no certainty that we can achieve growth with Asian-based OEMs, nor that any such growth will offset slower growth we may experience with our largest customers in North America and Europe. As a result, our inability to grow our business with OEMs could have a material adverse effect on our profitability.

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•                      While we continue to expand our manufacturing footprint with a view to taking advantage of opportunities in markets such as China, India, Eastern Europe, Thailand, Brazil and other non-traditional markets for us, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

•                      A disruption in the supply of components to us from our suppliers could cause the temporary shut-down of our or our customers’ production lines. Any prolonged supply disruption, including due to the inability to re-source or in-source production, could have a material adverse effect on our profitability.

•                      Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. Unionized facilities are subject to the risk of labour disruptions from time to time, including as a result of restructuring actions taken by us, our customers and other suppliers. We cannot predict whether or when any labour disruption may arise, or how long such a disruption could last. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

•                      Our business is generally not seasonal. However, our sales and profits are closely related to our automotive customers’ vehicle production schedules. Our largest North American customers typically halt production for approximately two weeks in July and one week in December. In addition, many of our customers in Europe typically shut down vehicle production during portions of August and one week in December. These scheduled shutdowns of our customers’ production facilities could cause our sales and profitability to fluctuate when comparing fiscal quarters in any given year.

•                      The automotive supply industry is highly competitive. As a result of our diversified automotive business, some competitors in each of our product capabilities have greater market share than we do, or increasing market share in product areas which are experiencing higher growth rates. As the trend towards consolidation of automotive suppliers continues, we expect our competitors will be larger and have greater access to financial and other resources than is currently the case. Failure to successfully compete with existing or new competitors could have an adverse effect on our operations and profitability.

•                      We depend on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to OEMs; capacity utilization; OEMs’ perceptions regarding the strategic importance of certain components/modules to them; labour relations among OEMs, their employees and unions; and other considerations. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•                     Contracts from our customers consist of blanket purchase orders which generally provide for the supply of components for a customer’s annual requirements for a particular vehicle, instead of a specific quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in our incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

•                      We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage, which could have a material adverse effect on our profitability and financial condition.

•                      We recorded significant impairment charges related to goodwill and long-lived assets in recent years and may continue to do so in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

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•                      Prices for certain key raw materials and commodities used in our parts, including steel and resin, continue to be volatile. To the extent we are unable to offset commodity price increases by passing such increases to our customers, by engineering products with reduced commodity content, through hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

•                      We intend to continue to pursue acquisitions in those product areas which we have identified as key to our business strategy. However, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete, and/or such acquisitions may be dilutive in the short to medium term, which could have a material adverse effect on our profitability.

•                      Although we seek to conduct appropriate levels of due diligence of our acquisition targets, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of limited access to information, time constraints for conducting due diligence, inability to access target company facilities and/or personnel or other limitations on the due diligence process. As a result, we may become subject to liabilities or risks not discovered through our due diligence efforts, which could have a material adverse effect on our profitability.

•                      Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production or acquired by us. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

•                      Our manufacturing facilities are subject to risks associated with natural disasters or other catastrophic events, including fires, floods, hurricanes and earthquakes. The occurrence of any of these disasters could cause the total or partial destruction of a manufacturing facility, thus preventing us from supplying products to our customers and disrupting production at their facilities for an indeterminate period of time. The inability to promptly resume the supply of products following a natural disaster or catastrophic event at a manufacturing facility could have a material adverse effect on our operations and profitability.

•                      The reliability and security of our information technology (IT) systems is important to our business and operations. Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our or our customers’ intellectual property or confidential information. If any of the foregoing events occurs, we may be subject to a number of consequences, including reputational damage, which could have a material adverse effect on our Company.

•                      Some of our current and former employees in Canada and the United States participate in defined benefit pension plans. Although these plans have been closed to new participants, existing participants in Canada continue to accrue benefits. Our defined benefit pension plans are not fully funded and our pension funding obligations could increase significantly due to a reduction in the funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have a material adverse effect on our profitability and financial condition.

•                      From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses and may be required to devote significant management time and resources to the matters. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our profitability, however, we cannot provide any assurance to this effect.

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•                      We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize tax losses could materially adversely affect our profitability. At any given time, we may face other tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have a material adverse effect on our profitability.

•                      We believe we will have sufficient financial resources available to successfully execute our business plan, even in the event of another global recession similar to that of 2008-2009. However, as a result of the reduction of our excess cash in connection with our balance sheet strategy, we may have less financial flexibility than we have had in the last few years. The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of economic conditions or a more prolonged recession than that experienced in 2008-2009 could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•                      In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

•                      Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control, including: general economic and stock market conditions; variations in our operating results and financial condition; differences between our actual operating and financial results and those expected by investors and stock analysts; changes in recommendations made by stock analysts, whether due to factors relating to us, our customers, the automotive industry or otherwise; significant news or events relating to our primary customers, including the release of vehicle production and sales data; investor and stock analyst perceptions about the prospects for our or our primary customers’ respective businesses or the automotive industry; and other factors.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the year
	ended December 31,				ended December 31,
	2014	2013	Change		2014	2013	Change
1 Canadian dollar equals U.S. dollars	0.881	0.953	-	8%	0.906	0.971	-	7%
1 euro equals U.S. dollars	1.250	1.361	-	8%	1.330	1.328		—
1 British pound equals U.S. dollars	1.583	1.619	-	2%	1.648	1.564	+	5%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and year ended December 31, 2014 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

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RESULTS OF OPERATIONS — FOR THE YEAR ENDED DECEMBER 31, 2014

Sales

	2014	2013	Change
Vehicle Production Volumes (millions of units)
North America	17.019	16.180	+	5%
Europe	20.086	19.348	+	4%

Sales
External Production
North America	$18,282	$16,744	+	9%
Europe	10,013	9,957	+	1%
Asia	1,640	1,391	+	18%
Rest of World	668	858	-	22%
Complete Vehicle Assembly	3,067	3,062		—
Tooling, Engineering and Other	2,971	2,823	+	5%
Total Sales	$36,641	$34,835	+	5%

External Production Sales - North America

External production sales in North America increased 9% or $1.54 billion to $18.28 billion for 2014 compared to $16.74 billion for 2013, primarily as a result of:

•                  the launch of new programs during or subsequent to 2013, including the:

•                  Jeep Cherokee;

•                  GM full-size pickups and SUVs;

•                  Lincoln MKC;

•                  Nissan Rogue; and

•                  BWM X4; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by:

•                  a $433 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  programs that ended production during or subsequent to 2013; and

•                  net customer price concessions subsequent to 2013.

External Production Sales - Europe

External production sales in Europe increased 1% or $56 million to $10.01 billion for 2014 compared to $9.96 billion for 2013, primarily as a result of:

•                  the launch of new programs during or subsequent to 2013, including the:

•                  Mercedes-Benz GLA;

•                  Porsche Macan;

•                  Skoda Octavia;

•                  Mercedes-Benz A-Class;

•                  Range Rover Sport; and

•                  Mercedes-Benz S-Class.

This factor was partially offset by:

•                  lower production volumes on certain existing programs;

•                  a decrease in content on certain programs, including the MINI Cooper and the Mercedes-Benz C-Class;

•                  programs that ended production during or subsequent to 2013;

•                  a $45 million decrease in reported U.S. dollar sales primarily as a result of the net weakening of foreign currencies against the U.S. dollar, including the Russian ruble; and

•                  net customer price concessions subsequent to 2013.

9

External Production Sales - Asia

External production sales in Asia increased 18% or $249 million to $1.64 billion for 2014 compared to $1.39 billion for 2013, primarily as a result of:

•                  the launch of new programs during or subsequent to 2013, primarily in China, India and South Korea, including the Audi Q3 and the Ford EcoSport; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by net customer price concessions subsequent to 2013.

External Production Sales - Rest of World

External production sales in Rest of World decreased 22% or $190 million to $668 million for 2014 compared to $858 million for 2013, primarily as a result of:

•                  a $108 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Argentine peso and Brazilian real;

•                  lower production volumes on certain existing programs;

•                  programs that ended production during or subsequent to 2013; and

•                  a decrease in content on certain programs, including the Mercedes-Benz C-Class.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to 2013, primarily in Brazil; and

•                  net customer price increases subsequent to 2013.

Complete Vehicle Assembly Sales

	2014	2013	Change
Complete Vehicle Assembly Sales	$3,067	$3,062		—

Complete Vehicle Assembly Volumes (Units)	135,126	146,566	-	8%

Complete vehicle assembly sales increased $5 million, to $3.07 billion for 2014 compared to $3.06 billion for 2013 while assembly volumes decreased 8% or 11,440 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  an increase in assembly volumes for the Mercedes-Benz G-Class; and

•                  an $11 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by a decrease in assembly volumes for the MINI Paceman and the Peugeot RCZ.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 5% or $148 million to $2.97 billion for 2014 compared to $2.82 billion for 2013.

In 2014, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Transit;

•                  MINI Countryman;

•                  Ford F-Series and F-Series Super Duty;

•                  QOROS 3;

•                  Ford Mustang;

•                  BMW X6;

•                  Mercedes-Benz M-Class;

•                  BMW X4; and

•                  Porsche Panamera.

10

In 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  GM full-size pickups and SUVs;

•                  Ford Transit;

•                  QOROS 3;

•                  Ford Fusion;

•                  Mercedes-Benz M-Class;

•                  MINI Countryman;

•                  Skoda Octavia;

•                  MINI Cooper;

•                  MINI Paceman; and

•                  Jeep Grand Cherokee.

In addition, tooling, engineering and other sales decreased as a result of the weakening of certain foreign currencies against the U.S dollar, including the Canadian dollar and Russian ruble.

Cost of Goods Sold and Gross Margin

	2014	2013

Sales	$36,641	$34,835

Cost of goods sold
Material	23,344	22,293
Direct labour	2,310	2,272
Overhead	5,969	5,722
	31,623	30,287
Gross margin	$5,018	$4,548

Gross margin as a percentage of sales	13.7%	13.1%

Cost of goods sold increased $1.34 billion to $31.62 billion for 2014 compared to $30.29 billion for 2013 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations;

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  increased pre-operating costs incurred at new facilities; and

•                  a greater amount of employee profit sharing.

These factors were partially offset by:

•                  a decrease in cost of goods sold as a result of the net weakening of foreign currencies against the U.S. dollar, including the weakening of the Canadian dollar, Russian ruble, Argentine peso and Brazilian real partially offset by the strengthening of the British pound and euro; and

•                  productivity and efficiency improvements at certain facilities.

Gross margin increased $470 million to $5.02 billion for 2014 compared to $4.55 billion for 2013 and gross margin as a percentage of sales increased to 13.7% for 2014 compared to 13.1% for 2013. The increase in gross margin as a percentage of sales was primarily due to:

•                  productivity and efficiency improvements at certain facilities; and

•                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  operational inefficiencies and other costs at certain facilities;

•                  increased pre-operating costs incurred at new facilities;

•                  a greater amount of employee profit sharing;

•                  an increase in tooling, engineering and other sales that have low or no margins;

•                  increased commodity costs; and

•                  higher warranty costs.

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Depreciation and Amortization

Depreciation and amortization costs decreased $173 million to $0.89 billion for 2014 compared to $1.06 billion for 2013. The lower depreciation and amortization was primarily as a result of:

•                  intangible asset amortization of $158 million recorded in 2013 related to the acquisition and re-measurement of E-Car; and

•                  a decrease in reported U.S. dollar depreciation and amortization primarily as a result of the weakening of the Canadian dollar and Russian ruble, each against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.7% for 2014 compared to 4.6% for 2013. SG&A expense increased $91 million to $1.71 billion for 2014 compared to $1.62 billion for 2013 primarily as a result of:

•                  higher incentive compensation;

•                  higher labour and other costs to support the growth in sales, including wage increases at certain operations;

•                  increased costs incurred at new facilities;

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions in 2013;

•                  a $5 million net decrease in revaluation gains in respect of ABCP; and

•                  a greater amount of employee profit sharing.

Equity Income

Equity income increased $15 million to $211 million for 2014 compared to $196 million for 2013.

Other Expense (Income), net

During 2014 and 2013, we recorded Other Expense items as follows:

	2014			2013
		Net Income	Diluted		Net Income	Diluted
	Operating	Attributable	Earnings	Operating	Attributable	Earnings
	Income	to Magna	per Share	Income	to Magna	per Share

Fourth Quarter
Restructuring (1)	$6	$5	$0.02	$35	$25	$0.11
Impairment of long-lived assets (1)	18	12	0.06	33	21	0.09
Impairment of goodwill (1)	—	—	—	22	22	0.10
	24	17	0.08	90	68	0.30

Third Quarter
Restructuring (1)	7	6	0.03	48	33	0.14

Second Quarter
Restructuring (1)	11	10	0.05	—	—	—

First Quarter
Restructuring (1)	22	20	0.09	6	6	0.02

Full year other expense, net	$64	$53	$0.24	$144	$107	$0.47

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(1)      Restructuring and Impairment Charges

[a]    For the year ended December 31, 2014

(i)            Restructuring

During 2014, we recorded net restructuring charges of $46 million ($41 million after tax) in Europe at our exterior and interior systems operations.

During 2015, we expect to record additional restructuring charges of approximately $40 million.

(ii)        Impairments of long-lived assets

In conjunction with our annual business planning cycle, during the fourth quarter of 2014, we recorded long-lived asset impairment charges of $18 million ($12 million after tax). The impairment related to fixed assets at an interiors operation in the United States.

[b]    For the year ended December 31, 2013

(i)            Restructuring

During 2013, we recorded net restructuring charges of $89 million ($64 million after tax), in Europe at our exterior and interior systems operations related primarily to the closure of a facility in Belgium.

(ii)        Impairments of long-lived assets

During the fourth quarter of 2013, we recorded long-lived asset impairment charges of $33 million ($21 million after tax and non-controlling interests) consisting of $23 million in North America and $10 million in Rest of World. The impairment charges related to battery research equipment in North America and fixed assets at our Seating operations in South America.

(iii)    Impairment of goodwill

During the fourth quarter of 2013, we recorded goodwill impairment charges of $22 million ($22 million after tax) in Rest of World related to our metal stamping operations.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense (income), net.

	External Sales			Adjusted EBIT
	2014	2013	Change	2014	2013	Change

North America	$19,603	$17,859	$1,744	$1,992	$1,645	$347
Europe	14,494	14,525	(31)	434	375	59
Asia	1,837	1,539	298	162	85	77
Rest of World	694	889	(195)	(35)	(76)	41
Corporate and Other	13	23	(10)	79	36	43

Total reportable segments	$36,641	$34,835	$1,806	$2,632	$2,065	$567

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Excluded from Adjusted EBIT for 2014 and 2013 were the following Other Expense items, which have been discussed in the “Other Expense” section.

	2014	2013

North America
Impairment of long-lived assets	$18	$23

Europe
Restructuring	46	89

Rest of World
Impairment of goodwill	—	32
	$64	$144

North America

Adjusted EBIT in North America increased $347 million to $1.99 billion for 2014 compared to $1.65 million for 2013 primarily as a result of:

•                  margins earned on higher production sales;

•                  intangible asset amortization of $158 million, recorded in 2013, related to the acquisition and re-measurement of E-Car;

•                  productivity and efficiency improvements at certain facilities; and

•                  higher equity income.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  operational inefficiencies and other costs at certain facilities;

•                  increased pre-operating costs incurred at new facilities;

•                  higher affiliation fees paid to Corporate;

•                  a greater amount of employee profit sharing;

•                  a decrease in reported U.S. dollar EBIT due to the weakening of the Canadian dollar against the U.S. dollar;

•                 higher warranty costs of $18 million;

•                  higher incentive compensation;

•                  approximately $15 million of costs incurred, net of insurance recoveries, related to a fire at a body and chassis facility;

•                  increased commodity costs;

•                  increased stock-based compensation; and

•                  net customer price concessions subsequent to 2013.

Europe

Adjusted EBIT in Europe increased $59 million to $434 million for 2014 compared to $375 million for 2013 primarily as a result of:

•                  margins earned on higher production sales;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  lower warranty costs of $15 million;

•                  productivity and efficiency improvements at certain facilities;

•                  lower downsizing costs;

•                  higher equity income; and

•                  decreased commodity costs.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities in the United Kingdom;

•                  increased pre-operating costs incurred at new facilities;

•                  higher affiliation fees paid to Corporate;

•                  a greater amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities;

•                  increased stock-based compensation; and

•                  net customer price concessions subsequent to 2013.

14

Asia

Adjusted EBIT in Asia increased $77 million to $162 million for 2014 compared to $85 million for 2013 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  higher equity income; and

•                  decreased pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  higher launch costs;

•                  higher affiliation fees paid to Corporate;

•                  higher warranty costs of $2 million; and

•                  net customer price concessions subsequent to 2013.

Rest of World

Adjusted EBIT in Rest of World increased $41 million to a loss of $35 million for 2014 compared to a loss of $76 million for 2013 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  a decrease in reported U.S. dollar EBIT loss due to the weakening of the Brazilian real and Argentine peso, each against the U.S. dollar;

•                  lower affiliation fees paid to Corporate; and

•                  net customer price increases subsequent to 2013.

These factors were partially offset by:

•                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers;

•                  a favourable earn-out settlement during 2013;

•                  increased commodity costs;

•                  higher launch costs;

•                 higher warranty costs of $1 million; and

•                  higher incentive compensation.

Corporate and Other

Corporate and Other Adjusted EBIT increased $43 million to $79 million for 2014 compared to $36 million for 2013 primarily as a result of:

•                  an increase in affiliation fees earned from our divisions; and

•                  decreased stock-based compensation.

These factors were partially offset by:

•                  higher incentive compensation;

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions in the first quarter of 2013; and

•                  a $5 million net decrease in valuation gains in respect of ABCP.

Interest Expense, net

During 2014, we recorded net interest expense of $29 million compared to $16 million for 2013. The $13 million increase is primarily as a result of interest expense on the $750 million 3.625% fixed rate Senior Notes issued during the second quarter of 2014 (the “Senior Notes”), partially offset by interest income earned on higher investment balances.

Income from Operations before Income Taxes

Income from operations before income taxes increased $634 million to $2.54 billion for 2014 compared to $1.91 billion for 2013. Excluding Other Expense, discussed in the “Other Expense” section, income from operations before income taxes for 2014 increased $554 million. The increase in income from operations before income taxes is the result of the increase in Adjusted EBIT partially offset by the increase in net interest expense, as discussed above.

15

Income Taxes

	2014		2013
	$	%	$	%

Income taxes as reported	$659	26.0	$360	18.9
Tax effect on Other expense, net	11	(0.2)	28	—
Austrian Tax Reform	(32)	(1.3)	—	—
Mexican flat tax	—	—	36	1.8
Valuation allowances	—	—	21	1.0
	$638	24.5	$445	21.7

For 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, we have taken a charge to income tax expense of $32 million (“Austrian Tax Reform”).

For 2013, we had valuation allowances against our deferred tax assets in certain European countries. These valuation allowances were required because of historical losses and uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these deferred tax assets. Over the past few years, some of our European operations have delivered sustained profits which, together with forecasted profits have allowed us to release a portion of the valuation allowances set up against our European deferred tax assets. Additionally, during 2013, we released a portion of our valuation allowance in China. The effect of these valuation allowance releases in 2013 is $21 million. Finally, we recorded a $36 million deferred tax benefit as a result of the elimination of the Mexican flat tax. The valuation allowances and elimination of the Mexican flat tax (the “Deferred Tax Adjustments”) totaled $57 million in 2013.

Excluding Other Expense, after tax, the Austrian Tax Reform and the Deferred Tax Adjustments, the effective income tax rate increased to 24.5% for 2014 compared to 21.7% for 2013 primarily as a result of:

•                  lower favourable audit settlements; and

•                  an increase in permanent items.

These factors were partially offset by:

•                  a reduction in losses not benefitted in South America and Asia; and

•                  non-creditable withholding tax recorded in 2013.

Net Income

Net income of $1.88 billion for 2014 increased $335 million compared to 2013. Excluding Other Expense, after tax, as discussed in the “Other Expense” section and the Austrian Tax Reform and Deferred Tax Adjustments as discussed in the “Income Taxes” section, net income increased $361 million. The increase in net income is the result of the increase in income from operations before income taxes partially offset by higher income taxes.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests decreased $14 million to $2 million for 2014 compared to $16 million for 2013 primarily as a result of impairments of long-lived assets in 2013 as discussed in the “Other Expense” section and improved operating performance at certain subsidiaries in China that have non-controlling interests.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $1.88 billion for 2014 increased $321 million compared to 2013. Excluding Other Expense, after tax and net loss attributable to non-controlling interests, as discussed in the “Other Expense” section and the Austrian Tax Reform and Deferred Tax Adjustments as discussed in the “Income Taxes” section, net income attributable to Magna International Inc. increased $356 million primarily as a result of the increase in net income, as discussed above.

16

Earnings per Share

	2014	2013	Change

Earnings per Common Share
Basic	$8.81	$6.85	+	29%
Diluted	$8.69	$6.76	+	29%

Weighted average number of Common Shares outstanding (millions)
Basic	213.6	227.9	-	6%
Diluted	216.6	230.8	-	6%

Diluted earnings per share increased $1.93 to $8.69 for 2014 compared to $6.76 for 2013. Other Expense, after tax, net loss attributable to non-controlling interests and the Austrian Tax Reform and Deferred Tax Adjustments, negatively impacted diluted earnings per share by $0.39 and $0.22 in 2014 and 2013, respectively. Other Expense and the Austrian Tax Reform and Deferred Tax Adjustments are discussed in the “Other Expense” and “Income Taxes” sections, respectively. Excluding the $0.39 and the $0.22 per share negative impact for 2014 and 2013, respectively, diluted earnings per share increased $2.10, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during 2014.

The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to 2013, pursuant to our normal course issuer bids partially offset by an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock and the issue of Common Shares related to the exercise of stock options.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	2014	2013	Change

Net income	$1,880	$1,545
Items not involving current cash flows	1,157	1,149
	3,037	2,694	$343
Changes in operating assets and liabilities	(245)	(127)
Cash provided from operating activities	$2,792	$2,567	$225

Cash flow from operations before changes in operating assets and liabilities increased $343 million to $3.04 million for 2014 compared to $2.69 billion for 2013. The increase in cash flow from operations was due to a $335 million increase in net income, as discussed above and an $8 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	2014	2013

Depreciation and amortization	$890	$1,063
Amortization of other assets included in cost of goods sold	148	138
Deferred income taxes	94	(100)
Other non-cash charges	36	23
Impairment charges	18	55
Equity income in excess of dividends received	(29)	(30)
Items not involving current cash flows	$1,157	$1,149

Cash invested in operating assets and liabilities amounted to $245 million for 2014 compared to $127 million for 2013. The change in operating assets and liabilities is comprised of the following sources (and uses) of cash:

	2014	2013

Accounts receivable	$(767)	$(584)
Inventories	(343)	(141)
Prepaid expenses and other	5	(56)
Accounts payable	677	325
Accrued salaries and wages	82	87
Other accrued liabilities	79	298
Income taxes payable	22	(56)
Changes in operating assets and liabilities	$(245)	$(127)

17

Higher accounts receivable relate primarily to the timing of cash receipts from customers for production sales and increased accrued tooling and engineering receivables in December 2014. The increase in inventories was primarily due to increased tooling inventory in Europe and higher production inventory to support higher sales activities and for upcoming launches. The increase in accounts payable was primarily due to timing of payments. The increase in accrued salaries and wages was primarily due to timing of accrued wages, increased incentive compensation and employee profit sharing accruals.

Capital and Investment Spending

	2014	2013	Change

Fixed asset additions	$(1,586)	$(1,169)
Investments and other assets	(175)	(192)
Fixed assets, investments and other assets additions	(1,761)	(1,361)
Purchase of subsidiaries	(23)	(9)
Proceeds from disposition	167	163
Cash used for investment activities	$(1,617)	$(1,207)	$(410)

Fixed assets, investments and other assets additions

In 2014, we invested $1.59 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2014 was for manufacturing equipment for programs that will be launching subsequent to 2014 and for facilities, including $105 million for the purchase of eight leased facilities in Mexico from Granite Real Estate Investment Trust.

In 2014, we invested $153 million in other assets related primarily to fully reimbursable tooling and engineering costs for programs that launched during 2014 or will be launching subsequent to 2014. In addition, we invested $22 million in equity accounted investments.

Purchase of subsidiaries

In October 2014, we acquired Techform Group of Companies, an automotive supplier of hinges, door locking rods and other closure products, which has operations in Canada, the United States and China, for cash consideration of $23 million.

In November 2013, we acquired the remaining 49% interest of Textile Competence Centre Kft, a textile plant in Germany for cash consideration of $9 million. Prior to the acquisition, we were fully consolidating this entity with non-controlling interest equal to the 49% interest not owned by us.

Proceeds from disposition

In 2014, the $167 million of proceeds include cash related to the disposal of certain non-core exteriors facilities in North America and normal course fixed and other asset disposals.

Financing

	2014	2013	Change

Issues of debt	$860	$151
Issues of Common Shares on exercise of stock options	49	63
Increase (decrease) in bank indebtedness	$1	$(18)
Repayments of debt	(189)	(173)
Repurchase of Common Shares	(1,783)	(1,020)
Settlement of stock options	—	(23)
Contribution to subsidiaries by non-controlling interests	—	4
Dividends paid	(316)	(284)
Cash used for financing activities	$(1,378)	$(1,300)	$(78)

Issues of debt relates primarily to the issue of the $750 million Senior Notes. The Senior Notes are senior unsecured obligations, interest is payable on June 15 and December 15 of each year, and do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

During 2014, we purchased for cancellation 17.4 million Common Shares for an aggregate purchase price of $1.78 billion under our normal course issuer bids.

Cash dividends paid per Common Share were $1.52 for 2014, for a total of $316 million.

18

Financing Resources

	As at	As at
	December 31,	December 31,
	2014	2013	Change

Liabilities
Bank indebtedness	$33	$41
Long-term debt due within one year	184	230
Long-term debt	811	102
	1,028	373
Non-controlling interests	14	16
Shareholders’ equity	8,659	9,623
Total capitalization	$9,701	$10,012	$(311)

Total capitalization decreased by $311 million to $9.70 billion at December 31, 2014 compared to $10.01 billion at December 31, 2013, primarily as a result of a $964 million decrease in shareholders’ equity partially offset by a $655 million increase in liabilities.

The decrease in shareholders’ equity was primarily as a result of:

•                  the $1.78 billion repurchase and cancellation of 17.4 million Common Shares under our normal course issuer bids during 2014;

•                  the $681 million net unrealized loss on translation of our net investment in foreign operations;

•                  $316 million of dividends paid during 2014; and

•                  the $103 million net unrealized loss on cash flow hedges.

These factors were partially offset by the $1.88 billion of net income earned in 2014.

The increase in liabilities relates primarily to long-term debt issued in relation to the $750 million Senior Notes partially offset by net repayments of our bank term debt.

Cash Resources

During 2014, our cash resources decreased by $301 million to $1.25 billion as a result of the cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at December 31, 2014, we had term and operating lines of credit totalling $2.57 billion of which $2.29 billion was unused and available.

On May 16, 2014, our $2.25 billion revolving credit facility maturing June 20, 2018 was extended to June 20, 2019. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

During the first quarter of 2014, we filed a short form base shelf prospectus with the Ontario Securities Commission and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The filings provide for the potential offering in Ontario and the United States of up to an aggregate of $2.00 billion of debt securities from time to time over a 25 month period. During the second quarter of 2014, we issued $750 million of Senior Notes under the filings.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 5, 2015 were exercised:

Common Shares	205,179,261
Stock options (i)	4,898,935
210,078,196

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

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Contractual Obligations and Off-Balance Sheet Financing

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2014, we had contractual obligations requiring annual payments as follows:

		2016-	2018-
	2015	2017	2019	Thereafter	Total

Operating leases	$306	$510	$356	$382	$1,554
Long-term debt	184	37	18	757	996
Unconditional Purchase Obligations:
Materials and Services	2,052	158	7	6	2,223
Capital	420	36	12	1	469
Total contractual obligations	$2,962	$741	$393	$1,146	$5,242

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $574 million at December 31, 2014. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$540	$41	$340	$921
Less plan assets	(347)	—	—	(347)
Unfunded amount	$193	$41	$340	$574

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases. Operating lease payments in 2014 for facilities were $286 million. Operating lease commitments in 2015 for facilities are expected to be $258 million. A majority of our existing lease agreements generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $58 million for 2014, and are expected to be $48 million in 2015.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

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SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 1, “Significant Accounting Policies”, to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgments and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

Revenue Recognition

[a]    Tooling and Engineering Service Contracts

With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a contract with the OEM for engineering services, related tooling, and in some cases subsequent assembly activities. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the tooling to the OEM pursuant to a separate tooling purchase order.

Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change.

Tooling and engineering contract prices are generally fixed; however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

[b]    Contracts with Purchased Components

(i)            Tooling and Engineering Services

Revenues and cost of sales from tooling and engineering services contracts are presented on a gross basis in the consolidated statements of income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all engineering services and tooling contracts have been recorded on a gross basis.

(ii)        Assembly Contracts

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value added assembly fee only. All current programs are accounted for on a full-cost basis.

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(iii)    Modular Systems

In addition to our assembly business, we also enter into production contracts where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM’s vehicle assembly plant. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of:

•             primary responsibility for providing the module to the OEM;

•             responsibility for styling and/or product design specifications;

•             latitude in establishing sub-supplier pricing;

•             responsibility for validation of sub-supplier part quality;

•             inventory risk on sub-supplier parts;

•             exposure to warranty; and

•             exposure to credit risk on the sale of the module to the OEM.

To date, revenues and cost of sales on our module contracts have been reported on a gross basis.

Amortized Engineering and Customer Owned Tooling Arrangements

We incur pre-production engineering research and development (“ER&D”) costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists.

In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.

ER&D and customer-owned tooling costs capitalized in “Other assets” are amortized on a units of production basis over the related long-term supply agreement.

Impairment of Goodwill and Other Long-lived Assets

We review goodwill at the reporting unit level for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We perform a two step goodwill impairment test in conjunction with our annual business plan during the fourth quarter of each year. In step one, the fair value of a reporting unit is compared to its carrying value. If the fair value is greater than its carrying amount, goodwill is not considered to be impaired and the second step is not required. However, if the fair value of the reporting unit is less than its carrying amount, the second step must be performed to measure the amount of the impairment loss, if any. The second step requires a reporting unit to compare its implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, the reporting unit would recognize an impairment loss for that excess.

We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment would be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

Warranty

We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers’ warranty experience.

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Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier.

We monitor our warranty activity on an ongoing basis and adjust our reserve estimates when it is probable that future warranty costs will be different than those estimates.

Deferred Tax Assets

At December 31, 2014, we had recorded deferred tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $49 million and $315 million, respectively. The deferred tax assets in respect of loss carryforwards relate primarily to Canadian and Mexican subsidiaries.

On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets to avoid the potential loss of benefits.

Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

At December 31, 2014, we had domestic and foreign operating loss carryforwards of $2.27 billion and tax credit carryforwards of $25 million, which relate primarily to operations in Germany, Austria, the United States, the United Kingdom, Spain, Brazil, India, and China. Approximately $1.61 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2015 and 2034.

For the year ended December 31, 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, we have taken a charge to income tax expense of $32 million.

For the year ended December 31, 2013, based on financial forecasts and continued growth, we released a portion of the valuation allowances set up against our deferred tax assets in certain European countries. Additionally, during 2013, we released a portion of our valuation allowance in China. The effect of these valuation allowance releases in 2013 is $21 million. Finally, we recorded a $36 million deferred tax benefit as a result of the elimination of the Mexican flat tax.

Employee Future Benefit Plans

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2014, we had past service costs and actuarial experience losses of $222 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

Restructuring costs

We record accruals in conjunction with our restructuring actions. These accruals include estimates primarily related to workforce reduction costs such as employee termination costs, contract termination costs and other costs related to the consolidation and/or rationalization of facilities. Actual costs may vary from these estimates. These accruals are reviewed on a quarterly basis and with changes to restructuring actions being appropriately recognized when identified.

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FUTURE CHANGES IN ACCOUNTING POLICIES

Discontinued Operations

In April 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity, which changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. Under the new guidance, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has [or will have] a major effect on an entity’s operations and financial results. ASU 2014-08 is effective for us in the first quarter of fiscal 2015. The adoption of this ASU is not expected to have a significant impact on our consolidated financial statements.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 is effective for us in the first quarter of fiscal 2017 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. We are currently evaluating the impact of the pending adoption of ASU 2014-09 on our consolidated financial statements.

SUBSEQUENT EVENT

Stock Split

On February 24, 2015, our Board of Directors approved a two-for-one stock split, to be implemented by way of a stock dividend, whereby our shareholders will receive an additional Common Share for each Common Share held. The stock dividend will be payable on March 25, 2015, to shareholders of record at the close of business on March 11, 2015. All equity-based compensation plans or arrangements and our normal course issuer bid will be adjusted to reflect the stock split.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 22 of our audited consolidated financial statements for the year ended December 31, 2014, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2014.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable, but not absolute, assurance that material information required to be publicly disclosed by a public company is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2014 under the supervision, and with the participation of, our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective in providing reasonable assurance that material information relating to Magna is made known to them and information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under applicable law.

Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992) framework to evaluate the effectiveness of internal control over financial reporting. Our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2014, such internal control over financial reporting is effective and that there were no material weaknesses. Our independent auditor, Deloitte LLP, has also issued a report on our internal controls. This report precedes our audited consolidated financial statements for the year ended December 31, 2014.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2014.

	2014	2013	2012

Income Statement Data

Vehicle Production Volumes (millions of units)
North America	17.019	16.180	15.448
Europe	20.086	19.348	19.424

Sales
External Production
North America	$18,282	$16,744	$15,336
Europe	10,013	9,957	8,786
Asia	1,640	1,391	1,034
Rest of World	668	858	803
Complete Vehicle Assembly	3,067	3,062	2,561
Tooling, Engineering and Other	2,971	2,823	2,317
Total sales	$36,641	$34,835	$30,837

Net income	$1,880	$1,545	$1,426

Earnings per Common Share:
Basic	$8.81	$6.85	$6.17
Diluted	$8.69	$6.76	$6.09

Cash dividends paid per Common Share	$1.52	$1.28	$1.10

Financial Position Data

Cash and cash equivalents	$1,253	$1,554	$1,522
Working capital (1)	$2,396	$2,614	$2,451
Total assets	$18,139	$17,990	$17,109

Financing Resources
Liabilities
Bank indebtedness	$33	$41	$71
Long-term debt due within one year	184	230	249
Long-term debt	811	102	112
	1,028	373	432
Non-controlling interests	14	16	29
Shareholders’ equity	8,659	9,623	9,429
Total capitalization	$9,701	$10,012	$9,890

Changes from 2013 to 2014 are explained in “Results of Operations — For the Year Ended December 31, 2014” section above.

1 Working capital represents current assets less current liabilities as presented in our consolidated balance sheet

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2013 COMPARED TO 2012

SALES

External Production Sales - North America

External production sales in North America increased 9% or $1.40 billion to $16.74 billion for 2013 compared to $15.34 billion for 2012, primarily as a result of:

•                  the launch of new programs during or subsequent to 2012, including the:

•                  Ford Fusion and Lincoln MKZ;

•                  Jeep Cherokee;

•                  GM full-size pickups;

•                  Honda Accord;

•                  Chevrolet Impala; and

•                  Tesla Model S;

•                  higher production volumes on certain existing programs;

•                  acquisitions completed during or subsequent to 2012 which positively impacted sales by $155 million, including STT Technologies (“STT”); and

•                  an increase in content on certain programs, including the:

•                  Buick Enclave, GMC Acadia and Chevrolet Traverse; and

•                  Jeep Grand Cherokee.

These factors were partially offset by:

•                  programs that ended production during or subsequent to 2012, including the Jeep Liberty;

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  a decrease in content on certain programs, including the Jeep Patriot and Compass; and

•                  net customer price concessions subsequent to 2012.

External Production Sales - Europe

External production sales in Europe increased 13% or $1.17 billion to $9.96 billion for 2013 compared to $8.79 billion for 2012, primarily as a result of:

•                 the launch of new programs during or subsequent to 2012, including the:

•                  Mercedes-Benz A-Class;

•                  MINI Paceman;

•                  Mercedes-Benz CLA-Class;

•                  Ford Kuga; and

•                  Skoda Rapid and SEAT Toledo;

•                  acquisitions completed during or subsequent to 2012, which positively impacted sales by $466 million, including ixetic Verwaltungs Gmbh (“ixetic”) and BDW technologies group and the re-acquisition of an interior systems operation; and

•                  a $233 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  lower production volumes on certain existing programs;

•                  programs that ended production during or subsequent to 2012; and

•                  net customer price concessions subsequent to 2012.

External Production Sales - Asia

External production sales in Asia increased 35% or $357 million to $1.39 billion for 2013 compared to $1.03 billion for 2012, primarily as a result of:

•                  higher production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to 2012, primarily in China;

•                  a $25 million increase in reported U.S. dollar sales as a result of the net strengthening of foreign currencies against the U.S. dollar, including the Chinese Renminbi; and

•                  acquisitions completed during or subsequent to 2012, which positively impacted sales by $18 million, including ixetic.

These factors were partially offset by net customer price concessions subsequent to 2012.

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External Production Sales - Rest of World

External production sales in Rest of World increased 7% or $55 million to $858 million for 2013 compared to $803 million for 2012, primarily as a result of:

•                  the launch of new programs during or subsequent to 2012, primarily in Argentina and Brazil;

•                  higher production volumes on certain existing programs; and

•                  net customer price increases subsequent to 2012.

These factors were partially offset by:

•                  a $106 million decrease in reported U.S. dollar sales as a result of the net weakening of foreign currencies against the U.S. dollar, including the Brazilian real and Argentine peso; and

•                  programs that ended production during or subsequent to 2012.

Complete Vehicle Assembly Sales

Complete vehicle assembly sales increased 20%, or $501 million, to $3.06 billion for 2013 compared to $2.56 billion for 2012 and assembly volumes increased 19% or 22,964 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of the MINI Paceman during the fourth quarter of 2012;

•                  an increase in assembly volumes for the Mercedes-Benz G-Class; and

•                  a $93 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  the end of production of the Aston Martin Rapide at our Magna Steyr facility during the second quarter of 2012; and

•                  a decrease in assembly volumes for the Peugeot RCZ.

Tooling, Engineering and Other

Tooling, engineering and other sales increased 22% or $506 million to $2.82 billion for 2013 compared to $2.32 billion for 2012.

In 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                 Ford Fusion;

•                  MINI Countryman;

•                  Mercedes-Benz M-Class;

•                  Chevrolet Trax;

•                  QOROS C/Sedan/Hatch;

•                  Opel Cascada Convertible;

•                  Chevrolet Spin;

•                  Ford Escape;

•                  Infiniti hatchback program;

•                  Dodge Dart; and

•                  Ford Transit.

In addition, tooling, engineering and other sales increased as a result of the net strengthening of foreign currencies against the U.S dollar, including the strengthening of the euro partially offset by the weakening of the Canadian dollar.

Cost of Goods Sold and Gross Margin

	2013	2012

Sales	$34,835	$30,837

Cost of goods sold
Material	22,293	19,706
Direct labour	2,272	2,038
Overhead	5,722	5,275
	30,287	27,019
Gross margin	$4,548	$3,818

Gross margin as a percentage of sales	13.1%	12.4%

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Cost of goods sold increased $3.27 billion to $30.29 billion for 2013 compared to $27.02 billion for 2012 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations;

•                  $684 million related to acquisitions completed during or subsequent to 2012, including ixetic, STT, E-Car and the re-acquisition of an interior systems operation;

•                  increased pre-operating costs incurred at new facilities;

•                  a net increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the euro against the U.S. dollar partially offset by the weakening of the Canadian dollar, Brazilian real and Argentine peso, each against the U.S. dollar; and

•                  a greater amount of employee profit sharing.

Gross margin increased $730 million to $4.55 billion for 2013 compared to $3.82 billion for 2012 and gross margin as a percentage of sales increased to 13.1% for 2013 compared to 12.4% for 2012. The increase in gross margin as a percentage of sales was primarily due to:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to 2012;

•                  improved pricing on certain unprofitable contracts;

•                  lower commodity costs;

•                  the closure of certain facilities;

•                  lower warranty costs; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  an increase in complete vehicle assembly sales which have a higher material content than our consolidated average;

•                  a greater amount of employee profit sharing;

•                  an increase in tooling, engineering and other sales that have low or no margins;

•                  the re-acquisition, during 2012, of an interior systems operation;

•                  higher costs incurred in preparation for upcoming launches;

•                  increased pre-operating costs incurred at new facilities;

•                  programs that ended production during or subsequent to 2012; and

•                  operational inefficiencies and other costs at certain facilities.

Depreciation and Amortization

Depreciation and amortization costs increased $262 million to $1.06 billion for 2013 compared to $0.80 billion for 2012. The higher depreciation and amortization was primarily as a result of:

•                  incremental intangible asset amortization of $106 million related to the acquisition and re-measurement of E-Car;

•                  $80 million related to acquisitions completed during or subsequent to 2012, including ixetic, E-Car and STT;

•                  depreciation related to new facilities; and

•                  other capital spending during or subsequent to 2012.

Selling, General and Administrative

SG&A expense as a percentage of sales was 4.6% for 2013 compared to 4.9% for 2012. SG&A expense increased $106 million to $1.62 billion for 2013 compared to $1.51 billion for 2012 primarily as a result of:

•                  higher labour and other costs to support the growth in sales, including wage increases at certain operations;

•                  increased costs incurred at new facilities;

•                  $25 million related to acquisitions completed during or subsequent to 2012, including ixetic, E-Car, and STT;

•                  higher incentive compensation;

•                  a $7 million net decrease in revaluation gains in respect of ABCP; and

•                  a greater amount of employee profit sharing.

These factors were partially offset by:

•                  lower restructuring and downsizing costs;

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions;

•                  a loss on disposal of an investment in 2012; and

•                  lower stock-based compensation.

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Equity Income

Equity income increased $45 million to $196 million for 2013 compared to $151 million for 2012. Equity income for 2012 included $35 million of equity loss related to our investment in E-Car and $5 million of equity income related to our investment in STT. Excluding this $30 million net equity loss, the $15 million increase in equity income is primarily as a result of higher income from most of our equity accounted investments.

Other Expense (Income), net

Other expense (income), net consist of significant non-operational items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss.

During 2013 and 2012, we recorded other expense (income) as follows:

	2013			2012
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Restructuring (1)	$89	$64	$0.28	$55	$53	$0.23
Impairment of long-lived assets (1)	33	21	0.09	25	23	0.10
Impairment of goodwill	22	22	0.10	—	—	—
Re-measurement gain of STT (2)	—	—	—	(35)	(35)	(0.15)
Re-measurement gain of E-Car (2)	—	—	—	(153)	(125)	(0.53)
Total other expense (income), net	$144	$107	$0.47	$(108)	$(84)	$(0.35)

The other expense (income), net items for 2013 have been discussed in the “Other Expense, net” section above. During 2012, other expense (income), net items were as follows:

(1)         Restructuring and Impairment Charges

(i)            Restructuring

During the fourth quarter of 2012, we recorded restructuring charges of $55 million ($53 million after tax) in Europe primarily at our exterior and interior systems and complete vehicle and engineering services operations.

(ii)        Impairment of long-lived assets

During the fourth quarter of 2012 we recorded long-lived asset impairment charges of $23 million ($22 million after tax) in Europe and $2 million ($1 million after tax) in North America. In Europe, the impairment charges related primarily to fixed assets at our exterior and interior systems operations.

(2)         Re-measurement gains

(iii)    STT Technologies Inc.

On October 26, 2012, we acquired the remaining 50% interest in STT for cash consideration of $55 million. STT is a manufacturer of automotive pumps with operations in Canada and Mexico. Prior to the acquisition, we accounted for this investment using the equity method of accounting.

The incremental investment in STT was accounted for under the business acquisition method of accounting as a step acquisition which requires that we re-measure our pre-existing investment in STT at fair value and recognize any gains or losses in income. The estimated fair value of our investment immediately before the closing date was $55 million, which resulted in the recognition of a non-cash gain of $35 million ($35 million after tax).

(iv)     Magna E-Car Systems LP

On August 31, 2012, we acquired the controlling 27% interest in E-Car from a company affiliated with the Stronach Group for cash consideration of $75 million.

Prior to the acquisition, we held the 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting. The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition which requires that we re-measure our pre-existing investment in E-Car at fair value and recognize any gains or losses in income. The estimated fair value of our partnership interest immediately before the closing date was $205 million, which resulted in the recognition of a non-cash gain of $153 million ($125 million after tax).

30

Net Income

Net income of $1.55 billion for 2013 increased $119 million compared to 2012. Excluding Other Expense and Other Income, after tax, as discussed in the “Other Expense” section and the Deferred Tax Adjustments as discussed in the “Income Taxes” section, net income increased $351 million. The increase in net income is the result of the increase in income from operations before income taxes partially offset by higher income taxes.

Earnings per Share

Diluted earnings per share increased $0.67 to $6.76 for 2013 compared to $6.09 for 2012. Other Expense and Other Income, after tax and net loss attributable to non-controlling interests and the Deferred Tax Adjustments, negatively impacted diluted earnings per share in 2013 by $0.22 and positively impacted diluted earnings per share in 2012 by $0.73. Other Expense and Other Income and the Deferred Tax Adjustments are discussed in the “Other Expense” and “Income Taxes” sections, respectively. Excluding the $0.22 per share negative impact for 2013 and the $0.73 per share positive impact for 2012, diluted earnings per share increased $1.62, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during 2013.

The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to 2012, pursuant to our normal course issuer bids and the cashless exercise of options, partially offset by the issue of Common Shares related to the exercise of stock options, an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock and stock options issued subsequent to 2012.

Financing Resources

Total capitalization increased by $122 million to $10.01 billion at December 31, 2013 compared to $9.89 billion at December 31, 2012, primarily as a result of a $194 million increase in shareholders’ equity partially offset by a $59 million decrease in liabilities.

The increase in shareholders’ equity was primarily as a result of net income earned in 2013 partially offset by:

•                  the repurchase of Common Shares in connection with our normal course issuer bids;

•                  dividends paid during 2013; and

•                  the $134 million net unrealized loss on translation of net investment in foreign operations.

The decrease in liabilities relates primarily to reduced bank indebtedness and lower bank term debt in our Asia and Rest of World segments.

Cash Resources

During 2013, our cash resources increased by $32 million to $1.55 billion as a result of the cash provided from operating activities partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at December 31, 2013, we had term and operating lines of credit totalling $2.56 billion of which $2.20 billion was unused and available.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED DECEMBER 31, 2014

The discussion of our results of operations for the three months ended December 31, 2014 contained in the MD&A attached to our press release dated February 25, 2015, as filed via the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), is incorporated by reference herein.

31

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with U.S. GAAP.

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2014	2014	2014	2014

Sales	$8,961	$9,464	$8,820	$9,396

Net income	$392	$510	$469	$509

Earnings per Common Share
Basic	$1.78	$2.36	$2.22	$2.47
Diluted	$1.76	$2.32	$2.19	$2.44

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2013	2013	2013	2013

Sales	$8,361	$8,962	$8,338	$9,174

Net income	$367	$412	$318	$448

Earnings per Common Share
Basic	$1.59	$1.80	$1.41	$2.06
Diluted	$1.57	$1.78	$1.39	$2.03

In general, sales increased from 2013 to 2014 as a result of product launches. The third quarter of the year is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

Included in the quarterly net income attributable to Magna International Inc. are the following other expense (income), net items that have been discussed above:

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2014	2014	2014	2014

Restructuring	$22	$11	$7	$6
Impairment of long-lived assets	—	—	—	18
	$22	$11	$7	$24

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2013	2013	2013	2013

Restructuring	$6	$—	$33	$25
Impairment of goodwill	—	—	—	22
Impairment of long-lived assets	—	—	—	21
	$6	$—	$33	$68

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2014 quarterly reports which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

32

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s forecasts of light vehicle production globally and in North America, Europe and China; implementation of our capital strategy, including investments in our business through capital expenditures and acquisitions, and returns of capital to our shareholders through dividends and share repurchases; the timing and success of new program launches; expected operating performance and earnings in our operating segments; and implementation of improvement plans in our underperforming operations, and/or restructuring actions, including the expected level of restructuring charges for 2015. The forward-looking statements or forward-looking information in this press release is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; fluctuations in relative currency values; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating Divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; inability to grow our business with OEMs; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Russia, Eastern Europe, Thailand, Brazil, Argentina and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers;  reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; warranty and recall costs; risk of production disruptions due to natural disasters or other catastrophic events; the security and reliability of our IT systems; pension liabilities; legal claims and/or regulatory actions against us, including the ongoing antitrust investigations being conducted by German and Brazilian authorities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks as a result of an unanticipated deterioration of economic conditions; our ability to achieve future investment returns that equal or exceed past returns;  the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

33

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

Consolidated Financial Statements

Magna International Inc.
December 31, 2014

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Magna’s management is responsible for the preparation and presentation of the consolidated financial statements and all the information in the accompanying Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”). The consolidated financial statements were prepared by management in accordance with accounting principles generally accepted in the United States.

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented in the accompanying MD&A has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by independent registered public accounting firms and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that financial information is accurate, relevant and reliable, and that the Company’s activities are appropriately accounted for and assets are adequately safeguarded. In compliance with U.S. Securities and Exchange Commission (“SEC”) requirements and Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”), management has determined that as at December 31, 2014 internal control over financial reporting is, in all material respects, effective. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework (1992).  The Company’s Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of SOX, provide a certification related to the Company’s annual disclosure document in the U.S. (Form 40-F) to the SEC. According to National Instrument 52-109, the same certification is provided to the Canadian Securities Administrators.

The Company’s Audit Committee is appointed by its Board of Directors annually and is comprised solely of independent directors. The Audit Committee meets regularly with management, as well as with the independent registered public accounting firms, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent registered public accounting firms report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements and the effectiveness of internal control over financial reporting have been audited by Deloitte LLP, the independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Independent Registered Accounting Firm’s Reports on the consolidated financial statements and internal control over financial reporting outline the nature of their examinations and their opinions. The independent registered public accounting firms have full and unrestricted access to the Audit Committee.

/s/ “Donald J. Walker”	/s/ “Vincent J. Galifi”

Donald J. Walker	Vincent J. Galifi
Chief Executive Officer	Executive Vice-President
and Chief Financial Officer

Toronto, Canada
March 5, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magna International Inc.

We have audited the accompanying consolidated balance sheet of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as at and for the year ended December 31, 2013 were audited by other auditors whose report, dated March 7, 2014, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Magna International Inc. and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2015 expressed an unqualified opinion thereon.

/s/ “Deloitte LLP”

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 5, 2015
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magna International Inc.

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements, as of and for the year ended December 31, 2014 of the Company and our report dated March 5, 2015 expressed an unqualified opinion thereon.

/s/ “Deloitte LLP”

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 5, 2015
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magna International Inc.

We have audited the accompanying consolidated balance sheets of Magna International Inc. (the “Company”) as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magna International Inc. at December 31, 2013, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ “Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants
March 7, 2014
Toronto, Canada

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,	Note	2014	2013	2012
Sales		$36,641	$34,835	$30,837
Costs and expenses
Cost of goods sold		31,623	30,287	27,019
Depreciation and amortization		890	1,063	801
Selling, general and administrative	8, 18	1,707	1,616	1,510
Interest expense, net	15	29	16	16
Equity income		(211)	(196)	(151)
Other expense (income), net	3	64	144	(108)
Income from operations before income taxes		2,539	1,905	1,750
Income taxes	11	659	360	324
Net income		1,880	1,545	1,426
Net loss attributable to non-controlling interests		2	16	7
Net income attributable to Magna International Inc.		$1,882	$1,561	$1,433
Earnings per Common Share:	4
Basic		$8.81	$6.85	$6.17
Diluted		$8.69	$6.76	$6.09
Weighted average number of Common Shares outstanding during the year [in millions]:	4
Basic		213.6	227.9	232.4
Diluted		216.6	230.8	235.2

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Years ended December 31,	Note	2014	2013	2012
Net income		$1,880	$1,545	$1,426
Other comprehensive (loss) income, net of tax:	20
Net unrealized (loss) gain on translation of net investment in foreign operations		(681)	(134)	88
Net unrealized (loss) gain on cash flow hedges		(103)	(39)	75
Reclassification of net loss (gain) on cash flow hedges to net income		10	(15)	(18)
Reclassification of net loss on pensions to net income		3	7	11
Pension and post-retirement benefits		(72)	44	(72)
Net unrealized loss on available-for-sale investments		—	(5)	(4)
Other comprehensive (loss) income		(843)	(142)	80
Comprehensive income		1,037	1,403	1,506
Comprehensive loss attributable to non-controlling interests		2	17	5
Comprehensive income attributable to Magna International Inc.		$1,039	$1,420	$1,511

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,	Note	2014	2013	2012
OPERATING ACTIVITIES
Net income		$1,880	$1,545	$1,426
Items not involving current cash flows	5	1,157	1,149	708
		3,037	2,694	2,134
Changes in operating assets and liabilities	5	(245)	(127)	72
Cash provided from operating activities		2,792	2,567	2,206

INVESTMENT ACTIVITIES
Fixed asset additions		(1,586)	(1,169)	(1,274)
Purchase of subsidiaries	6	(23)	(9)	(525)
Increase in investments and other assets		(175)	(192)	(122)
Proceeds from disposition		167	163	106
Cash used for investment activities		(1,617)	(1,207)	(1,815)

FINANCING ACTIVITIES
Issues of debt	15	860	151	348
Increase (decrease) in bank indebtedness		1	(18)	42
Repayments of debt	15	(189)	(173)	(309)
Issues of Common Shares		49	63	14
Settlement of stock options	18	—	(23)	(19)
Repurchase of Common Shares	19	(1,783)	(1,020)	(40)
Contribution to subsidiaries by non-controlling interests		—	4	—
Dividends paid		(316)	(284)	(252)
Cash used for financing activities		(1,378)	(1,300)	(216)

Effect of exchange rate changes on cash and cash equivalents		(98)	(28)	22

Net (decrease) increase in cash and cash equivalents during the year		(301)	32	197
Cash and cash equivalents, beginning of year		1,554	1,522	1,325
Cash and cash equivalents, end of year		$1,253	$1,554	$1,522

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

As at December 31,

	Note	2014	2013
ASSETS
Current assets
Cash and cash equivalents	5	$1,253	$1,554
Accounts receivable		5,635	5,246
Inventories	7	2,757	2,637
Income taxes receivable		16	—
Deferred tax assets	11	186	275
Prepaid expenses and other		160	211
		10,007	9,923
Investments	8, 16, 21	419	391
Fixed assets, net	3, 9	5,664	5,441
Goodwill	3, 10	1,350	1,440
Deferred tax assets	11	147	120
Other assets	12, 16	552	675
		$18,139	$17,990
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	15	$33	$41
Accounts payable		5,105	4,781
Accrued salaries and wages	13	730	704
Other accrued liabilities	14	1,538	1,538
Income taxes payable		—	6
Deferred tax liabilities	11	21	9
Long-term debt due within one year	15	184	230
		7,611	7,309
Long-term debt	15	811	102
Long-term employee benefit liabilities	16	580	532
Other long-term liabilities	17	292	208
Deferred tax liabilities	11	172	200
		9,466	8,351
Shareholders’ equity
Common Shares [issued: 205,162,635; 2013 — 221,151,704]	19	3,979	4,230
Contributed surplus		83	69
Retained earnings	19	5,155	5,011
Accumulated other comprehensive (loss) income	20	(558)	313
		8,659	9,623
Non-controlling interests		14	16
		8,673	9,639
		$18,139	$17,990

Commitments and contingencies [notes 15, 21 and 22]

See accompanying notes

On behalf of the Board:

/s/ “Lawrence D. Worrall”	/s/ “William L. Young”

Director	Chairman of the Board

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions, except number of common shares]

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCI [i]	Interests	Equity
	[in millions]

Balance, December 31, 2011	233.3	$4,373	$63	$3,317	$422	$27	$8,202

Net income				1,433		(7)	1,426
Other comprehensive income					78	2	80
Acquisition of subsidiaries						7	7
Shares issued on exercise of stock options	0.4	19	(5)				14
Release of restricted stock		5	(5)				—
Release of restricted stock units		5	(5)				—
Repurchase and cancellation under normal course issuer bid [note 19]	(0.8)	(18)		(20)	(4)		(42)
Stock-based compensation expense [note 18]			39				39
Settlement of stock options [note 18]			(7)	(9)			(16)
Dividends paid [$1.10 per share]	0.2	7		(259)			(252)
Balance, December 31, 2012	233.1	4,391	80	4,462	496	29	9,458

Net income				1,561		(16)	1,545
Other comprehensive loss					(141)	(1)	(142)
Issues of shares by subsidiaries						4	4
Shares issued on exercise of stock options	2.0	84	(21)				63
Release of restricted stock		6	(6)				—
Release of restricted stock units		9	(9)				—
Repurchase and cancellation under normal course issuer bids [note 19]	(14.1)	(271)		(707)	(42)		(1,020)
Stock-based compensation expense [note 18]			34				34
Settlement of stock options [note 18]			(9)	(10)			(19)
Dividends paid [$1.28 per share]	0.2	11		(295)			(284)
Balance, December 31, 2013	221.2	4,230	69	5,011	313	16	9,639

Net income				1,882		(2)	1,880
Other comprehensive loss					(843)		(843)
Shares issued on exercise of stock options	1.3	63	(12)				51
Release of restricted stock		5	(5)				—
Release of restricted stock units		14	(14)				—
Repurchase and cancellation under normal course issuer bids [note 19]	(17.4)	(342)		(1,413)	(28)		(1,783)
Stock-based compensation expense [note 18]			38				38
Reclassification of liability [note 18]			7				7
Dividends paid [$1.52 per share]	0.1	9		(325)			(316)
Balance, December 31, 2014	205.2	$3,979	$83	$5,155	$(558)	$14	$8,673

[i]  AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.     SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively “Magna” or the “Company”] is a global automotive supplier whose product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States [“GAAP”].

Principles of consolidation

The consolidated financial statements include the accounts of Magna and its controlled subsidiaries, some of which have a non-controlling interests.

Financial instruments

The Company classifies all of its financial assets and financial liabilities as trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held-for-trading financial instruments, which include cash and cash equivalents and the Company’s investment in asset-backed commercial paper [“ABCP”] are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held-to-maturity investments, which include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements, are recorded at amortized cost using the effective interest method. Loans and receivables, which include accounts receivable, long-term receivables and accounts payable, are recorded at amortized cost using the effective interest method. Available-for-sale financial assets are recorded at cost and are subsequently measured at fair value with all revaluation gains and losses included in other comprehensive income.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive income. Foreign exchange gains or losses on debt that was designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive income.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed foreign currency based outflows and inflows. Most of the Company’s foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

If the Company’s foreign exchange forward contracts cease to be effective as hedges, for example, if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and market, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and market.

Investments

The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include the Company’s investment in ABCP, public company shares and long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements pursuant to local tax laws.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Definite-lived intangible assets, which have arisen principally through acquisitions and include customer relationship intangibles and patents and licences, are recorded in other assets and are amortized on a straight-line basis over their estimated useful lives, typically over periods not exceeding five years.

The Company assesses fixed and definite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of the fixed and definite-lived intangible assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent writedowns for impairment. Goodwill is reviewed for impairment on December 31 of each year. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment, if any. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

Other assets

Other assets include the long-term portion of certain receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts or in instalments based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Preproduction costs related to long-term supply agreements

Pre-operating costs incurred in establishing new facilities that require substantial time to reach commercial production capability are expensed as incurred.

Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Where these preproduction costs are deemed to be a single unit of account combined with a subsequent parts production, the costs deferred in the above circumstances are included in other assets and amortized on a units-of-production basis to cost of goods sold over the anticipated term of the supply agreement.

Warranty

The Company records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s portion of the estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign and the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

The Company monitors warranty activity on an ongoing basis and adjusts reserve estimates when it is probable that future warranty costs will be different than those estimates.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value, or market related value, of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation [“PBO”]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans in long-term employee benefit liabilities.  The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.  This is determined on a plan by plan basis.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Asset retirement obligation

The Company recognizes its obligation to restore leased premises at the end of the lease by recording at lease inception the estimated fair value of this obligation as other long-term liabilities with a corresponding amount recognized as fixed assets. The fixed asset amount is amortized over the period from lease inception to the time the Company expects to vacate the premises, resulting in both depreciation and interest charges. The estimated fair value of the obligation is assessed for changes in the expected timing and extent of expenditures with changes related to the time value of money recorded as interest expense.

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers, depending on contractual terms], and acceptance by customers.

For revenue arrangements entered into prior to January 1, 2011, tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. For revenue arrangements entered into or materially modified on or after January 1, 2011, tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis. Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage-of-completion basis. Percentage-of-completion is generally determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures.

Revenue and cost of goods sold, including amounts from engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income and comprehensive income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis.

With respect to vehicle assembly sales, where Magna is acting as principal with respect to purchased components and systems, the selling price to the customer includes the costs of such inputs. These programs are accounted for on a full-cost basis under which sales and cost of goods sold include these input costs.

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures are generally recorded as a reduction of the related expense at the time the eligible expenses are incurred. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value, and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for like a government grant.  It is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are either considered to be reinvested for the foreseeable future or if they are available for repatriation and are not subject to further tax on remittance. Taxes will be recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further significant tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the consolidated financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Stock-based compensation

Compensation expense is recognized for stock options based upon the fair value of the options at the grant or modification date. The fair value of the options is recognized over the vesting period of the options as compensation expense in selling, general and administrative expense with a corresponding increase to contributed surplus.

The fair value of stock options is estimated at the grant or modification date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the Company’s control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, is credited to Common Shares and contributed surplus is reduced accordingly.

The Company’s restricted stock plans and certain restricted share unit plans are measured at fair value at the date of grant or modification and amortized to compensation expense from the effective date of the grant to the final vesting date in selling, general and administrative expense with a corresponding increase to contributed surplus. As restricted stock or restricted share units are released under the plans, the portion of the contributed surplus balance relating to the restricted stock or restricted share units is credited to Common Shares and released from contributed surplus. Certain other restricted share unit plans are recorded as liabilities at the date of grant and are marked to market in selling, general and administrative expenses each period until settled.

Comprehensive income

Other comprehensive income includes unrealized gains and losses on translation of the Company’s foreign operations that use the local currency as the functional currency, the change in fair value of available-for-sale investments, net of taxes, the change in unamortized actuarial amounts, net of taxes and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes.

Accumulated other comprehensive income is a separate component of shareholders’ equity which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

Common Shares that have not been released under the Company’s restricted stock plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.     ACCOUNTING STANDARDS

Future Accounting Standards

Discontinued Operations

In April 2014, the FASB issued Accounting Standards Update [“ASU”] No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity, which changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements.  Under the new guidance, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has [or will have] a major effect on an entity’s operations and financial results.  ASU 2014-08 is effective for the Company in the first quarter of fiscal 2015. The adoption of this ASU is not expected to have a significant impact on the Company’s consolidated financial statements.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 is effective for the Company in the first quarter of fiscal 2017 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

3.     OTHER EXPENSE (INCOME), NET

Other expense (income), net consists of significant items such as: restructuring charges generally related to significant plant closures or consolidations; impairment charges; gains or losses on disposal of facilities; re-measurement gains on acquisitions; and other items not reflective of on-going operating profit or loss. Other expense (income), net consists of:

	2014	2013	2012
North America [a]
Impairment of long-lived assets	$18	$23	$2
Re-measurement gain of STT	—	—	(35)
		23	(33)
Europe [b]
Restructuring charges	46	89	55
Impairment of long-lived assets	—	—	23
	46	89	78
Rest of World [c]
Impairment of long-lived assets	—	10	—
Impairment of goodwill	—	22	—
	—	32	—
Corporate [d]
Re-measurement gain of E-Car	—	—	(153)
	—	—	(153)
	$64	$144	$(108)

[a]  North America

For the year ended December 31, 2014

In conjunction with its annual business planning cycle, during the fourth quarter of 2014, the Company recorded long-lived asset impairment charges of $18 million [$12 million after tax] in North America related to fixed assets at an interior systems facility in the United States.

For the year ended December 31, 2013

During 2013, the Company recorded long-lived asset impairment charges of $23 million [$11 million after tax and non-controlling interests] in North America related to battery research equipment in Canada.

For the year ended December 31, 2012

During 2012 the Company recorded long-lived asset impairment charges of $2 million [$1 million after tax] in North America related to specific fixed assets at a metal fabricating facility in the United States.

On October 26, 2012, the Company acquired the remaining 50% interest in STT Technologies Inc. [“STT”] for cash consideration of $55 million. STT is a manufacturer of automotive pumps with operations in Canada and Mexico. Prior to the acquisition, the Company accounted for this investment using the equity method of accounting.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The incremental investment in STT was accounted for under the business acquisition method of accounting as a step acquisition which required that Magna re-measure its pre-existing investment in STT at fair value and recognize any gain or loss in income. The estimated fair value of Magna’s investment immediately before the closing date was $55 million, which resulted in the recognition of a non-cash gain of $35 million [$35 million after tax].

[b]   Europe

For the year ended December 31, 2014

During 2014, the Company recorded net restructuring charges of $46 million [$41 million after tax] in Europe at its exterior and interior systems operations.

For the year ended December 31, 2013

During 2013, the Company recorded net restructuring charges of $89 million [$64 million after tax] in Europe at its exterior and interior systems operations related primarily to the closure of a facility in Belgium.

For the year ended December 31, 2012

During 2012, the Company recorded restructuring charges of $55 million [$53 million after tax] in Europe primarily at its exterior and interior systems and complete vehicle and engineering services operations.

During the fourth quarter of 2012, the Company recorded long-lived asset impairment charges of $23 million [$22 million after tax] primarily related to exterior and interior systems facilities.

[c]    Rest of World

For the year ended December 31, 2013

During 2013, the Company recorded long-lived asset impairment charges of $10 million [$10 million after tax], related primarily to fixed assets at the Company’s Seating operations in South America.

In addition, during 2013 the Company recorded goodwill impairment charges of $22 million [$22 million after tax] related to the Company’s metal stamping operations.

[d]   Corporate

For the year ended December 31, 2012

On August 31, 2012, the Company acquired the controlling 27% interest in the Magna E-Car Systems L.P. [“E-Car”] partnership from a company affiliated with the Stronach Group for cash consideration of $75 million.

Prior to the acquisition, the Company held the remaining 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting. The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition which required that Magna re-measure its pre-existing investment in E-Car at fair value and recognize any gain or loss in income. The estimated fair value of Magna’s partnership interest immediately before the closing date was $205 million, which resulted in the recognition of a non-cash gain of $153 million [$125 million after tax].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

4.     EARNINGS PER SHARE

Earnings per share are computed as follows:

	2014	2013	2012

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$1,882	$1,561	$1,433

Weighted average number of Common Shares outstanding during the year	213.6	227.9	232.4

Basic earnings per Common Share	$8.81	$6.85	$6.17

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$1,882	$1,561	$1,433

Weighted average number of Common Shares outstanding during the year	213.6	227.9	232.4

Adjustments

Stock options and restricted stock [a]	3.0	2.9	2.8

	216.6	230.8	235.2

Diluted earnings per Common Share	$8.69	$6.76	$6.09

[a]  Diluted earnings per Common Share exclude 0.1 million [2013 — 0.1 million; 2012 — 2.3 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

5.     DETAILS OF CONSOLIDATED STATEMENTS OF CASH FLOWS

[a]   Cash and cash equivalents consist of:

	2014	2013

Bank term deposits, bankers’ acceptances and government paper	$1,058	$1,331
Cash	195	223
	$1,253	$1,554

[b]    Items not involving current cash flows:

	2014	2013	2012
Depreciation and amortization	$890	$1,063	$801
Amortization of other assets included in cost of goods sold	148	138	113
Deferred income taxes [note 11]	94	(100)	(46)
Other non-cash charges	36	23	8
Impairment charges [note 3]	18	55	25
Non-cash portion of Other expense, net [note 3]	—	—	(188)
Equity income in excess of dividends received	(29)	(30)	(5)
	$1,157	$1,149	$708

[c]     Changes in operating assets and liabilities:

	2014	2013	2012
Accounts receivable	$(767)	$(584)	$(46)
Inventories	(343)	(141)	(315)
Prepaid expenses and other	5	(56)	36
Accounts payable	677	325	247
Accrued salaries and wages	82	87	37
Other accrued liabilities	79	298	97
Income taxes payable	22	(56)	16
	$(245)	$(127)	$72

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

6.              BUSINESS ACQUISITIONS

Acquisitions in the year ended December 31, 2014

In October 2014, the Company acquired Techform Group of Companies, an automotive supplier of hinges, door locking rods and other closure products, which has operations in Canada, the United States and China, for cash consideration of $23 million.

The net effect of this acquisition on the Company’s 2014 consolidated balance sheet were increases in fixed assets of $21 million, goodwill of $3 million, other assets of $4 million, long-term debt of $4 million and deferred tax liabilities of $1 million.

Acquisitions in the year ended December 31, 2013

In November 2013, the Company acquired the remaining 49% interest of Textile Competence Centre Kft, a textile plant in Germany; along with certain fixed assets and licenses employed in the business that were owned by the non-controlling shareholder, for cash consideration of $9 million. Prior to the acquisition, the Company was fully consolidating this entity and recording a non-controlling interest equal to the 49% interest not owned by the Company.

The net effect of this and other small acquisitions on the Company’s 2013 consolidated balance sheet were increases in fixed assets of $5 million, goodwill of $3 million, other assets of $2 million, and other long-term liabilities of $2 million and a reduction of non-controlling interest of $1 million.

Acquisitions in the year ended December 31, 2012

In January 2012, the Company acquired BDW technologies group, a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary. The acquired business has sales primarily to Volkswagen, Audi, Porsche, Mercedes-Benz, Ferrari and ZF.

During the third quarter of 2011 the Company sold an interior systems operation [the “Business”] located in Germany. Subsequent to disposal, the Business continued to incur significant financial losses and on June 4, 2012, the Company re-acquired the Business.

As more fully described in note 3, on August 31, 2012 the Company acquired the controlling 27% interest in the E-Car partnership for cash consideration of $56 million [net of $19 million cash acquired]. The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition which requires that all assets acquired and liabilities of E-Car be measured at fair value.

As more fully described in note 3, on October 26, 2012 the Company acquired the remaining 50% interest in STT. The incremental investment in STT required that all assets acquired and liabilities of STT be measured at fair value.

In December 2012, the Company acquired ixetic Verwaltungs GmbH [“ixetic”], a manufacturer of automotive vacuum, engine and transmission pumps, which has operations in Germany, Bulgaria and China as well as representation in Brazil, India, Japan and the United States. The acquired business has sales primarily to BMW, Daimler, Volkswagen, Schaeffler, ZF, Ford, Chrysler, Renault-Nissan and Toyota.

The total consideration for these acquisitions was $525 million paid in cash [net of cash acquired].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The net effect of the acquisitions on the Company’s 2012 consolidated balance sheet and as well as certain adjustments recorded during 2013 to the preliminary purchase price allocations are as follows:

	2012
	Preliminary	2013	Final
	Allocation	Adjustments	Allocation
Non-cash working capital	$(129)	$(47)	$(176)
Investments	3	(3)	—
Fixed assets	501	(36)	465
Goodwill	289	(2)	287
Other assets	94	99	193
Deferred tax assets	—	5	5
Purchase intangibles	215	—	215
Long-term employee benefit liabilities	(49)	1	(48)
Long-term debt	(25)	(2)	(27)
Other long-term liabilities	(35)	—	(35)
Deferred tax liabilities	(68)	(15)	(83)
Non-controlling interests	(11)	—	(11)
Fair value of net assets (excluding cash)	$785	$—	$785

The above adjustments had an insignificant impact on the 2013 consolidated statement of income since the adjustments related primarily to the acquisitions that were completed in the fourth quarter of 2012.

Pro forma impact [unaudited]

If the acquisitions completed during 2014 and 2013 occurred on January 1, 2013, the Company’s unaudited pro forma consolidated sales for the year ended December 31, 2014 would have been $36.7 billion [2013 - $34.9 billion] and the unaudited pro forma consolidated net income would have been $1.9 billion [2013 - $1.6 billion].

These acquisitions are not material to the consolidated financial statements individually and in the aggregate.

7.              INVENTORIES

Inventories consist of:

	2014	2013
Raw materials and supplies	$914	$947
Work-in-process	241	273
Finished goods	362	339
Tooling and engineering	1,240	1,078
	$2,757	$2,637

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

8.              INVESTMENTS

[a]    At December 31, 2014, the Company held Canadian third party ABCP with a face value of Cdn$107 million [2013 - Cdn$107 million]. The following is a continuity of the Company’s investment in ABCP:

	2014	2013	2012
Balance, beginning of year	$92	$90	$82
Valuation adjustment [i]	3	8	15
Cash receipts	—	—	(9)
Foreign exchange and other	(7)	(6)	2
	$88	$92	$90

[i]        The carrying value of this investment was based on a valuation technique estimating the fair value from the perspective of a market participant. The valuation adjustment is recorded in selling, general and administrative expense.

[b]    The Company’s net income includes the proportionate share of net income or loss of its equity method investees, including the Company’s 76% interest in an entity subject to shared control. When a proportionate share of net income is recorded, it increases equity income in the consolidated statements of income and the carrying value of those investments. Conversely, when a proportionate share of a net loss is recorded, it decreases equity income in the consolidated statements of income and the carrying value of those investments. The following is the Company’s combined proportionate share of the major components of the financial statements of the entities in which the Company accounts for using the equity method:

Balance Sheets

	2014	2013
Current assets	$479	$373
Long-term assets	$289	$82
Current liabilities	$364	$167
Long-term liabilities	$124	$76

Statements of Income

	2014	2013	2012
Sales	$1,732	$1,013	$967
Cost of goods sold, expenses and income taxes	1,521	839	814
Net income	$211	$174	$153

Sales to equity method investees were approximately $135 million, $144 million and $171 million in 2014, 2013 and 2012, respectively.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

9.              FIXED ASSETS

Fixed assets consist of:

	2014	2013
Cost
Land	$267	$236
Buildings	1,718	1,592
Machinery and equipment	11,643	11,510
	13,628	13,338
Accumulated depreciation
Buildings	(605)	(579)
Machinery and equipment	(7,359)	(7,318)
	$5,664	$5,441

Included in the cost of fixed assets are construction in progress expenditures of $843 million [2013 - $762 million] that have not been depreciated.

10.       GOODWILL

The following is a continuity of the Company’s goodwill by segment:

	North			Rest of
	America	Europe	Asia	World	Total
Balance, December 31, 2012	$701	$611	$74	$87	$1,473
Acquisitions [note 6]	(24)	22	3	—	1
Impairments [note 3]	—	—	—	(22)	(22)
Reallocation between reporting segments [i]	—	—	51	(51)	—
Foreign exchange and other	(21)	22	1	(14)	(12)
Balance, December 31, 2013	656	655	129	—	1,440
Acquisitions [note 6]	3	—	—	—	3
Foreign exchange and other	(24)	(67)	(2)	—	(93)
Balance, December 31, 2014	$635	$588	$127	$—	$1,350

[i]        During the fourth quarter of 2013, the Company began reporting Asia and Rest of World as separate reporting segments [note 23].  As a result, goodwill was assigned to the reporting segments using a relative fair value allocation.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

11.       INCOME TAXES

[a]    The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2014	2013	2012
Canadian statutory income tax rate	26.5%	26.5%	26.5%
Manufacturing and processing profits deduction	(0.4)	(0.4)	(0.7)
Foreign rate differentials	(0.1)	(1.5)	(1.5)
Losses not benefited	1.3	5.3	5.8
Utilization of losses previously not benefited	(0.3)	(1.0)	(0.3)
Earnings of equity accounted investees	(1.1)	(1.1)	(1.2)
Tax on repatriation of foreign earnings	0.6	1.4	—
Valuation allowance on deferred tax assets [i]	(0.1)	(1.1)	(5.0)
Austrian tax reform [ii]	1.3	—	—
Mexican flat tax [iii]	—	(1.9)	—
Research and development tax credits [iv]	(1.6)	(4.3)	(2.3)
Reserve for uncertain tax positions	(1.7)	(2.3)	(1.0)
Re-measurement gains [note 3]	—	—	(1.1)
Others	1.6	(0.7)	(0.7)
Effective income tax rate	26.0%	18.9%	18.5%

[i]             GAAP requires that the Company assess whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a “more likely than not” standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. Based on these criteria, the Company released a portion of its valuation allowances pertaining to its operations in Europe, Mexico and China. These were partially offset by a valuation allowance set up against all of its deferred tax assets in Brazil. The net effect of all these valuation allowance adjustments was $4 million, $21 million and $89 million in 2014, 2013 and 2012, respectively.

[ii]          During 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses previously used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, the Company recorded a charge to income tax expense of $32 million [“Austrian tax reform”].

[iii]       During the fourth quarter of 2013, the Company recorded a tax benefit of $36 million as a result of the elimination of the Mexican flat tax, which became effective on January 1, 2014.

[iv]      For the year ended December 31, 2013, research and development tax credits included a tax benefit of $36 million in connection with a settlement covering years 2008 and 2009 and a resulting change in the Company’s estimate of the amount of similar claims for subsequent periods.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         The details of income before income taxes by jurisdiction are as follows:

	2014	2013	2012

Canadian	$838	$653	$944
Foreign	1,701	1,252	806
	$2,539	$1,905	$1,750

[c]          The details of the income tax provision are as follows:

	2014	2013	2012
Current
Canadian	$200	$159	$170
Foreign	365	301	200
	565	460	370
Deferred
Canadian	1	(29)	(6)
Foreign	93	(71)	(40)
	94	(100)	(46)
	$659	$360	$324

[d]         Deferred income taxes have been provided on temporary differences, which consist of the following:

	2014	2013	2012
Tax depreciation greater (less) than book depreciation	$41	$(23)	$13
Book amortization (in excess of) less than tax amortization	(24)	(57)	16
Liabilities currently not deductible for tax	18	(48)	(29)
Net tax losses utilized (benefited)	27	50	(11)
Change in valuation allowance on deferred tax assets	(3)	(21)	(89)
Austrian tax reform	32	—	—
Net tax credits utilized	10	2	53
Others	(7)	(3)	1
	$94	$(100)	$(46)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          Deferred tax assets and liabilities consist of the following temporary differences:

	2014	2013

Assets
Tax benefit of loss carryforwards	$712	$610
Liabilities currently not deductible for tax	238	342
Tax credit carryforwards	25	34
Unrealized loss on cash flow hedges and retirement liabilities	120	39
Others	11	11
	1,106	1,036
Valuation allowance against tax benefit of loss carryforwards	(663)	(528)
Other valuation allowance	(79)	(111)
	364	397
Liabilities
Tax depreciation in excess of book depreciation	208	170
Other assets book value in excess of tax value	—	15
Tax on undistributed foreign earnings	7	5
Unrealized gain on cash flow hedges and retirement liabilities	9	21
	224	211
Net deferred tax assets	$140	$186

The net deferred tax assets are presented on the consolidated balance sheet in the following categories:

	2014	2013

Current deferred tax assets	$186	$275
Current deferred tax liabilities	(21)	(9)
Long-term deferred tax assets	147	120
Long-term deferred tax liabilities	(172)	(200)
	$140	$186

[f]           The company has provided for deferred income taxes for the estimated tax cost of distributable earnings of its subsidiaries. Deferred income taxes have not been provided on approximately $3.99 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g]          Income taxes paid in cash [net of refunds] were $547 million for the year ended December 31, 2014 [2013 - $507 million; 2012 - $347 million].

[h]         As of December 31, 2014, the Company had domestic and foreign operating loss carryforwards of $2.27 billion and tax credit carryforwards of $25 million. Approximately $1.61 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2015 and 2034.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[i]             As at December 31, 2014, 2013 and 2012, the Company’s gross unrecognized tax benefits were $202 million, $238 million and $279 million, respectively [excluding interest and penalties], of which $177 million, $219 million and $240 million, respectively, if recognized, would affect the Company’s effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company’s effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2014	2013	2012

Balance, beginning of year	$238	$279	$252
Increase based on tax positions related to current year	21	35	68
Decrease based on tax positions of prior years	(23)	(44)	(31)
Settlements	(8)	(24)	(10)
Statute expirations	(10)	(7)	(5)
Foreign currency translation	(16)	(1)	5
	$202	$238	$279

The Company recognizes interest and penalties with respect to unrecognized tax benefits as income tax expense. As at December 31, 2014, 2013 and 2012, the Company had recorded interest and penalties on the unrecognized tax benefits of $24 million, $42 million and $49 million, respectively, which reflects recoveries/(expenses) related to changes in its reserves for interest and penalties of $18 million, $7 million and ($7 million), respectively.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations and the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $38 million, of which $35 million, if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany and Mexico. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2007, in Austria and Mexico for years after 2008, and in Canada and the U.S. federal jurisdiction for years after 2010.

12.       OTHER ASSETS

Other assets consist of:

	2014	2013

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$259	$291
Customer relationship intangibles [note 6]	108	143
Long-term receivables [note 21[c]]	87	111
Patents and licenses, net	36	44
Pension overfunded status [note 16[a]]	13	26
Unrealized gain on cash flow hedges [note 21]	8	20
Other, net	41	40
	$552	$675

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

13.       EMPLOYEE EQUITY AND PROFIT PARTICIPATION PROGRAM

During the year ended December 31, 2014, a trust, which exists to make orderly purchases of the Company’s shares for employees for transfer to the Employee Equity and Profit Participation Program [“EEPPP”], borrowed up to $63 million [2013 - $39 million; 2012 - $18 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2014, the trust’s indebtedness to Magna was $63 million [2013 - $39 million].  The Company nets the receivable from the trust with the Company’s accrued EEPPP payable in accrued wages and salaries.

14.       WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2014	2013	2012

Balance, beginning of year	$91	$94	$76
Expense, net	47	40	43
Settlements	(40)	(46)	(46)
Acquisitions [note 6]	—	1	17
Foreign exchange and other	(10)	2	4
	$88	$91	$94

15.       DEBT AND COMMITMENTS

[a]         The Company’s long-term debt, which is substantially uncollateralized, consists of the following:

	2014	2013
Senior Notes at interest rate of 3.625% [note 15[c]]	$750	$—
Bank term debt at a weighted average interest rate of approximately 8.2% [2013 — 6.3%], denominated primarily in Chinese renminbi and Brazilian real	173	239
Government loans at a weighted average interest rate of approximately 5.5% [2013 — 5.9%], denominated primarily in euros and Brazilian real	19	26
Other	53	67
	995	332
Less due within one year	184	230
	$811	$102

[b]         Future principal repayments on long-term debt are estimated to be as follows:

2015	$184
2016	25
2017	12
2018	16
2019	2
Thereafter	756
$995

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          On June 16, 2014, the Company issued $750 million of 3.625% fixed-rate Senior Notes which mature on June 15, 2024. The Senior Notes are senior unsecured obligations, interest is payable on June 15 and December 15 of each year, and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

[d]         On May 16, 2014, the Company’s $2.25 billion revolving credit facility maturing June 20, 2018 was extended to June 20, 2019. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

[e]          Interest expense, net includes:

	2014	2013	2012
Interest expense
Current	$26	$26	$27
Long-term	21	8	7
	47	34	34
Interest income	(18)	(18)	(18)
Interest expense, net	$29	$16	$16

[f]           Interest paid in cash was $45 million for the year ended December 31, 2014 [2013 - $32 million; 2012 - $32 million].

[g]          At December 31, 2014, the Company had commitments under operating leases requiring annual rental payments as follows:

Total
2015	$306
2016	273
2017	237
2018	188
2019	168
Thereafter	382
$1,554

For the year ended December 31, 2014, operating lease expense was $344 million [2013 - $363 million; 2012 - $325 million].

[h]         The Company had agreements with its founder and certain affiliated entities for the provision of business development, consulting and other business services which ended on December 31, 2014. The cost of these agreements was measured at the exchange amount.  The aggregate amount expensed under these agreements with respect to the year ended December 31, 2014 was $57 million [2013 - $52 million; 2012 - $47 million].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

16.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2014	2013	2012
Defined benefit pension plans and other [a]	$203	$149	$212
Termination and long service arrangements [b]	330	343	304
Retirement medical benefits plans [c]	39	34	39
Other long-term employee benefits	8	6	5
Long-term employee benefit obligations	$580	$532	$560

[a]         Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

The weighted average significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2014	2013	2012
Projected benefit obligation
Discount rate	3.7%	4.7%	4.1%
Rate of compensation increase	2.7%	2.9%	2.8%

Net periodic benefit cost
Discount rate	4.7%	4.1%	4.7%
Rate of compensation increase	2.8%	2.8%	2.8%
Expected return on plan assets	6.0%	6.5%	7.0%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s defined benefit pension plans is as follows:

	2014	2013	2012
Projected benefit obligation
Beginning of year	$454	$502	$388
Current service cost	13	13	11
Interest cost	20	19	18
Actuarial losses (gains) and changes in actuarial assumptions	93	(56)	50
Benefits paid	(16)	(18)	(18)
Acquisition	—	—	47
Foreign exchange	(24)	(6)	6
End of year	540	454	502
Plan assets at fair value [i]
Beginning of year	328	288	259
Return on plan assets	25	38	26
Employer contributions	24	30	19
Benefits paid	(16)	(18)	(19)
Foreign exchange	(14)	(10)	3
End of year	347	328	288
Ending funded status	$193	$126	$214
Amounts recorded in the consolidated balance sheet
Non-current asset [note 12]	$(13)	$(26)	$—
Current liability	3	3	2
Non-current liability	203	149	212
Net amount	$193	$126	$214
Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial losses	$(147)	$(61)	$(141)
Net periodic benefit cost
Current service cost	$13	$13	$11
Interest cost	20	19	18
Return on plan assets	(19)	(19)	(19)
Actuarial losses	1	5	3
Net periodic benefit cost	$15	$18	$13

[i]    The asset allocation of the Company’s defined benefit pension plans at December 31, 2014 and 2013, and the target allocation for 2015 is as follows:

	2015	2014	2013
Equity securities	55-75%	58%	58%
Fixed income securities	25-45%	41%	41%
Cash and cash equivalents	0-15%	1%	1%
	100%	100%	100%

Substantially all of the plan assets’ fair value has been determined using significant observable inputs (level 2) from indirect market prices on regulated financial exchanges.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b]         Termination and long service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company’s projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2014	2013	2012
Discount rate	3.0%	3.9%	4.2%
Rate of compensation increase	2.7%	3.9%	3.9%

Information about the Company’s termination and long service arrangements is as follows:

	2014	2013	2012
Projected benefit obligation
Beginning of year	$354	$314	$252
Current service cost	20	24	16
Interest cost	12	13	13
Actuarial losses and changes in actuarial assumptions	15	12	41
Benefits paid	(18)	(21)	(13)
Acquisition	—	—	2
Curtailment	—	—	(4)
Foreign exchange	(43)	12	7
Ending funded status	$340	$354	$314

Amounts recorded in the consolidated balance sheet
Current liability	$10	$11	$10
Non-current liability	330	343	304
Net amount	$340	$354	$314

Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial losses	$(81)	$(82)	$(74)

Net periodic benefit cost
Current service cost	$20	$24	$16
Interest cost	12	13	13
Actuarial losses	16	4	12
Net periodic benefit cost	$48	$41	$41

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]   Retirement medical benefits plans

The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.

In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.

The weighted average discount rates used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2014	2013	2012
Retirement medical benefit obligations	3.7%	4.5%	3.6%
Net periodic benefit cost	4.5%	3.6%	4.2%
Health care cost inflation	7.0%	7.7%	8.0%

Information about the Company’s retirement medical benefits plans are as follows:

	2014	2013	2012
Projected benefit obligation
Beginning of year	$36	$41	$39
Interest cost	2	2	2
Actuarial losses (gains) and changes in actuarial assumptions	5	(4)	3
Benefits paid	(2)	(2)	(3)
Foreign exchange	—	(1)	—
Ending funded status	$41	$36	$41

Amounts recorded in the consolidated balance sheet
Current liability	$2	$2	$2
Non-current liability	39	34	39
Net amount	$41	$36	$41

Amounts recorded in accumulated other comprehensive income
Unrecognized past service costs	$2	$2	$3
Unrecognized actuarial gains	4	10	8
Total accumulated other comprehensive income	$6	$12	$11

Net periodic benefit cost
Interest cost	$2	$2	$2
Actuarial gains	(1)	(2)	(1)
Past service cost amortization	(1)	(1)	—
Net periodic benefit cost	$—	$(1)	$1

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s income.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]         Future benefit payments

		Termination
	Defined	and long	Retirement
	benefit	service	medical
	pension plans	arrangements	benefits plans	Total
Expected employer contributions - 2015	$20	$9	$2	$31
Expected benefit payments:
2015	$16	$9	$2	$27
2016	17	9	2	28
2017	17	10	2	29
2018	18	11	3	32
2019	19	14	2	35
Thereafter	113	96	12	221
	$200	$149	$23	$372

17.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2014	2013
Long-term portion of income taxes payable	$144	$133
Long-term portion of fair value of hedges [note 21]	82	28
Asset retirement obligation	37	40
Long-term lease inducements	24	—
Deferred revenue	5	7
	$292	$208

18.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The Company currently has two incentive stock option plans in effect: the 2009 Stock Option Plan, which was adopted by the Company’s shareholders on May 6, 2010; and the Amended and Restated Incentive Stock Option Plan [the “1987 Stock Option Plan”], which was adopted by shareholders on December 10, 1987, and subsequently amended on May 18, 2000 and May 10, 2007.

Upon adoption of the 2009 Plan, new grants under the 1987 Plan were frozen, but all outstanding options were permitted to continue to vest and be exercisable in accordance with their terms.

2009 Stock Option Plan

Under the 2009 Stock Option Plan, the Company may grant options to purchase Common Shares to full-time employees and consultants of the Company and its subsidiaries. The maximum number of shares that can be reserved for issuance under the option plan is 16,000,000 shares. The number of shares available to be granted at December 31, 2014 was 6,793,030 [2013 — 7,516,831]. All options granted are for terms of up to seven years from the grant date. Options issued under the 2009 Option Plan to employees and consultants generally vest as to one-third on each of the first three anniversaries of the date of grant. All options allow the holder to purchase Common Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1987 Stock Option Plan

The Company previously granted options to purchase Common Shares to full-time employees, outside directors or consultants of the Company under the 1987 Stock Option Plan. Upon shareholder approval of the Company’s 2009 Stock Option Plan, the 1987 Stock Option Plan was terminated such that no future grants could be made, but previously granted options would continue to vest and be exercisable in accordance with their original terms of grant. All options granted under the 1987 Stock Option Plan are for terms of up to seven years from the grant date. All options allow the holder to purchase Common Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant or modification.

The following is a continuity schedule of all options outstanding [number of options in the table below are expressed in whole numbers]:

	Options outstanding
		Weighted
		average		Number
	Number	exercise		of options
	of options	price		exercisable
Outstanding at December 31, 2011	6,867,367	Cdn$	31.54	2,066,700
Granted	1,389,000	48.22		—
Exercised [i]	(1,525,159)	28.46		(1,525,159)
Cancelled	(107,966)	53.14		(58,967)
Vested	—	—		2,745,000
Outstanding at December 31, 2012	6,623,242	Cdn$	35.39	3,227,574
Granted	1,060,000	57.02		—
Exercised [i]	(2,805,969)	31.99		(2,805,969)
Cancelled	(119,165)	51.46		(31,667)
Vested	—	—		2,457,171
Outstanding at December 31, 2013	4,758,108	Cdn$	41.82	2,847,109
Granted	751,300	106.71		—
Exercised	(1,324,580)	39.83		(1,324,580)
Cancelled	(27,499)	60.46		(6,000)
Vested	—	—		790,715
Outstanding at December 31, 2014	4,157,329	Cdn$	54.05	2,307,244

The total intrinsic value of options exercised during 2014 was $85 million [2013 - $56 million; 2012 - $6 million].

[i]        During 2013, 849,999 [2012 — 1,100,001] options were exercised on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $23 million [2012 - $19 million] were made to the stock option holders.

All cash payments were calculated using the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange [“TSX”] on the date of exercise and the aggregate Exercise Price of all such options surrendered.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

At December 31, 2014, the outstanding options consist of [number of options in the table below are expressed in whole numbers]:

	Options outstanding
			Remaining		Number
		Number	contractual		of options
		of options	life [years]		exercisable
$15 to $20		350,341	1.2		350,341
$25 to $30		925,000	2.2		925,000
$35 to $40		10,000	2.4		10,000
$45 to $50		917,364	4.2		489,225
$50 to $55		315,498	3.0		315,498
$55 to $60		891,826	5.2		217,180
Over $100		747,300	6.2		—
		4,157,329			2,307,244

Weighted average exercise price	Cdn$	54.05		Cdn$	37.21
Weighted average life remaining [years]		3.95			2.83
Aggregate intrinsic value at December 31, 2014		$255		$175

The weighted average assumptions used in measuring the fair value of stock options granted are as follows:

	2014	2013	2012
Risk-free interest rate	1.60%	1.32%	2.23%
Expected dividend yield	2.00%	2.00%	2.00%
Expected volatility	29%	34%	43%
Expected time until exercise	4.5 years	4.5 years	4.5 years
Weighted average fair value of options granted in year [Cdn$]	$22.94	$14.02	$15.37

[b]         Long-term retention program

The Company awarded certain executives an entitlement to Common Shares in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death or disability, after an approximate four-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. The stock that has not been released to the executives is reflected as a reduction in the stated value of the Company’s Common Shares.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	Number	Stated
	of shares	value
Awarded and not released, December 31, 2011	1,026,304	$35
Release of restricted stock	(143,316)	(5)
Awarded and not released, December 31, 2012	882,988	30
Release of restricted stock	(152,512)	(5)
Awarded and not released, December 31, 2013	730,476	25
Release of restricted stock	(143,152)	(5)
Awarded and not released, December 31, 2014	587,324	$20

[c]          Restricted stock unit program

In a number of different circumstances, the Company awards restricted stock units [“RSUs”] to certain executives and other employees as part of the Company’s compensation program. These RSUs are notional units, each of which is equivalent to one Magna Common Share. In most cases, the RSUs are redeemable solely at the Company’s option, either by delivery of the specified number of Common Shares or the cash value on the redemption date [based on the 20-day weighted average trading price]. Redemption of the RSUs generally occurs on December 15 of the second year after the date of grant, subject to earlier redemption or cancellation in specified circumstances. In some cases, RSUs are subject to vesting and other conditions and quarterly dividend equivalents are paid to the grantees.

The Company maintains a Non-Employee Director Share-Based Compensation Plan [“DSU Plan”] which governs the 60% portion of the annual retainer payable to Independent Directors which is mandatorily deferred in the form of Deferred Share Units [“DSUs”]. Additionally, each Independent Director may annually elect to defer up to 100% of his or her total annual cash compensation from Magna [including committee retainers, meeting and other fees]. The amounts deferred in the DSU Plan are reflected in DSUs, which are notional units, the value of which increases or decreases in direct relation to, the New York Stock Exchange [“NYSE”] market price of Magna Common Shares. Dividend equivalents are credited on DSUs at the times and in the amounts of dividends that are declared and paid on Magna’s Common Shares. All DSUs are fully vested on the date allocated to an Independent Director under the DSU Plan.  Effective January 1, 2014, the DSUs will be settled upon an Independent Director’s retirement from the Board by delivering Magna Common Shares equal to the whole DSUs credited to the Independent Director. Previously, the DSUs were settled in cash. Accordingly, effective January 1, 2014, the DSUs are accounted for through equity.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following is a continuity schedule of restricted stock unit programs outstanding [number of stock units in the table below are expressed in whole numbers]:

			Liability/
	Equity	Liability	Equity
	classified	classified	classified
	RSUs	RSUs	DSUs	Total
Outstanding at December 31, 2011	367,726	29,806	198,446	595,978
Granted	320,131	15,364	37,456	372,951
Dividend equivalents	1,895	1,133	5,145	8,173
Redeemed	(84,322)	(26,204)	(34,124)	(144,650)
Outstanding at December 31, 2012	605,430	20,099	206,923	832,452
Granted	224,841	13,825	30,716	269,382
Dividend equivalents	1,262	624	2,815	4,701
Redeemed	(199,679)	(4,429)	(113,007)	(317,115)
Outstanding at December 31, 2013	631,854	30,119	127,447	789,420
Granted	181,526	9,025	22,136	212,687
Dividend equivalents	839	566	2,047	3,452
Forfeitures	—	(410)	—	(410)
Redeemed	(321,580)	(16,274)	—	(337,854)
Outstanding at December 31, 2014	492,639	23,026	151,630	667,295

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	2014	2013	2012
Incentive Stock Option Plan	$15	$15	$19
Long-term retention	4	4	5
Restricted stock unit	21	16	14
	40	35	38
Fair value adjustment for liability classified DSUs	—	5	4
Total stock-based compensation expense	$40	$40	$42

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

19.       CAPITAL STOCK

[a]         At December 31, 2014, the Company’s authorized, issued and outstanding capital stock are as follows:

Preference shares - issuable in series -

The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Common Shares -

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]       Each share is entitled to one vote per share at all meetings of shareholders.

[ii]    Each share shall participate equally as to dividends.

[b]    On November 10, 2014, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 20,000,000 Magna Common Shares [the “2014 Bid”], representing 9.7% of the Company’s public float of Common Shares. The Bid commenced on November 13, 2014 and will terminate no later than November 12, 2015.

Previously, the Company had Normal Course Issuer Bids in place for the 12 month periods beginning in November 2013, 2012 and 2011.

The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

	Maximum	2014		2013		2012
	number	Shares	Cash	Shares	Cash	Shares	Cash
	of shares	purchased	amount	purchased	amount	purchased	amount
2011 Bid	12,000,000	—	$—	—	$—	467,630	$21
2012 Bid	12,000,000	—	—	11,572,598	814	427,402	19
2013 Bid	20,000,000	15,135,714	1,525	2,509,723	199	—	—
2014 Bid	20,000,000	2,399,188	241	—	—	—	—
		17,534,902	$1,766	14,082,321	$1,013	895,032	$40

Certain purchases were made by way of private agreements entered into with arm’s length, third party sellers. Such private agreement purchases were made at a discount to the prevailing market price for the Company’s Common Shares and pursuant to issuer bid exemption orders issued by the Ontario Securities Commission. All other purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

[c]     The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 5, 2015 were exercised or converted:

Common Shares	205,179,261
Stock options [note 18]	4,898,935
210,078,196

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

20.       ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following is a continuity schedule of accumulated other comprehensive (loss) income:

	2014	2013	2012

Accumulated net unrealized (loss) gain on translation of net investment in foreign operations
Balance, beginning of year	$454	$629	$547
Net unrealized (loss) gain	(681)	(133)	86
Repurchase of shares under normal course issuer bids [note 19]	(28)	(42)	(4)
Balance, end of year	(255)	454	629

Accumulated net unrealized (loss) gain on cash flow hedges [b]
Balance, beginning of year	(20)	34	(23)
Net unrealized (loss) gain	(103)	(39)	75
Reclassification of net loss (gain) to net income [a]	10	(15)	(18)
Balance, end of year	(113)	(20)	34

Accumulated net unrealized loss on other long-term liabilities [b]
Balance, beginning of year	(117)	(168)	(107)
Net unrealized (loss) gain	(72)	44	(72)
Reclassification of net loss to net income [a]	3	7	11
Balance, end of year	(186)	(117)	(168)

Accumulated net unrealized (loss) gain on available-for-sale investments
Balance, beginning of year	(4)	1	5
Net unrealized loss	—	(5)	(4)
Balance, end of year	(4)	(4)	1
Total accumulated other comprehensive (loss) income [c]	$(558)	$313	$496

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]         The effects on net income of amounts reclassified from AOCI, with presentation location, were as follows:

	2014	2013	2012
Cash flow hedges
Sales	$(28)	$3	$24
Cost of sales	17	18	(1)
Income tax	1	(6)	(5)
Net of tax	(10)	15	18
Other long-term liabilities
Cost of sales	(4)	(8)	(14)
Income tax	1	1	3
Net of tax	(3)	(7)	(11)

Total (loss) gain reclassified to net income	$(13)	$8	$7

[b]         The amount of income tax benefit that has been allocated to each component of other comprehensive income is as follows:

	2014	2013	2012
Accumulated net unrealized (loss) gain on cash flow hedges
Balance, beginning of year	$4	$(13)	$12
Net unrealized loss (gain)	41	11	(30)
Reclassification of net (loss) gain to net income	(1)	6	5
Balance, end of year	44	4	(13)
Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	14	36	24
Net unrealized loss (gain)	23	(21)	15
Reclassification of net loss to net income	(1)	(1)	(3)
Balance, end of year	36	14	36

Total income tax benefit	$80	$18	$23

[c]          The amount of other comprehensive loss that is expected to be reclassified to net income during 2015 is $55 million [net of income tax of $21 million].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

21.       FINANCIAL INSTRUMENTS

[a]         Foreign exchange contracts

At December 31, 2014, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars				For U.S. dollars
	U.S.	Weighted		Weighted		Weighted
Buy	dollar	average	Euro	average	Peso	average
(Sell)	amount	rate	amount	rate	amount	rate
2015	235	1.10195	42	1.47805	4,390	0.07221
2015	(617)	0.92552	(15)	0.69344	(123)	13.47236
2016	30	1.07317	23	1.48303	2,766	0.07135
2016	(370)	0.91253	—	—	—	—
2017	2	1.09970	—	—	911	0.06884
2017	(226)	0.89597	—	—	—	—
2018	(76)	0.87961	—	—	—	—
2019	(39)	0.87043	—	—	—	—
	(1,061)		50		7,944

	For euros
	U.S.	Weighted		Weighted	Czech	Weighted
Buy	dollar	average	GBP	average	koruna	average
(Sell)	amount	rate	amount	rate	amount	rate
2015	85	0.76616	13	1.19170	2,571	0.03800
2015	(152)	1.31120	(15)	0.85706	—	—
2016	24	0.76905	—	—	1,609	0.03698
2016	(81)	1.30607	(13)	0.80758	—	—
2017	3	0.78725	—	—	755	0.03656
2017	(43)	1.33328	(9)	0.81324	—	—
2018	(12)	1.31030	(1)	0.81930	—	—
	(176)		(25)		4,935

Based on forward foreign exchange rates as at December 31, 2014 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company’s foreign exchange forward contracts recognized in other comprehensive income are approximately $30 million and $174 million, respectively [note 20].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         Financial assets and liabilities

The Company’s financial assets and liabilities consist of the following:

	2014	2013
Trading
Cash and cash equivalents	$1,253	$1,554
Investment in ABCP [note 8]	88	92
	$1,341	$1,646
Held-to-maturity investments
Severance investments	$4	$5
Available-for-sale investments
Equity investments	$5	$4
Loans and receivables
Accounts receivable	$5,635	$5,246
Long-term receivables included in other assets [note 12]	87	111
	$5,722	$5,357
Other financial liabilities
Bank indebtedness	$33	$41
Long-term debt (including portion due within one year)	995	332
Accounts payable	5,105	4,781
	$6,133	$5,154
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses and other	$22	$42
Other assets	8	20
Other accrued liabilities	(93)	(37)
Other long-term liabilities	(82)	(28)
	(145)	(3)
Commodity contracts
Other accrued liabilities	(1)	(1)
	$(146)	$(4)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated	Net
	balance sheets	balance sheets	amounts
December 31, 2014
Assets	$30	$28	$2
Liabilities	$(174)	$(28)	$(146)

December 31, 2013
Assets	$62	$42	$20
Liabilities	$(65)	$(42)	$(23)

[d]         Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At December 31, 2014, the Company held Canadian third party ABCP with a face value of Cdn$107 million [2013 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$102 million [2013 - Cdn$99 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant [note 8].

At December 31, 2014, the Company held available-for-sale investments in publicly traded companies. At December 31, 2014, the carrying value and fair value of these investments was $5 million [2013 - $4 million], which was based on the closing share prices of these investments.

Term debt

The Company’s term debt includes $184 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Senior Notes

At December 31, 2014, the total estimated fair value of the Senior Notes was approximately $755 million, determined primarily using active market prices, categorized as Level 1 inputs within the GAAP’s fair value hierarchy.

[e]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held-to-maturity investments and foreign exchange and commodity forward contracts with positive fair values.

Cash and cash equivalents, which consist of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company’s trading investments include an investment in ABCP [note 8]. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing of cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2014, sales to the Company’s six largest customers represented 83% of the Company’s total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

[f]           Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 21[a]].

As at December 31, 2014, the net foreign exchange exposure, after considering the impact of foreign exchange contracts, was not significant.

[g]         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

22.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until 2016, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         In September 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office, attended at one of the Company’s operating divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive textile coverings and components, particularly trunk linings.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  In the case of the German Federal Cartel Office, administrative fines are tied to the level of affected sales and the consolidated sales of the group of companies to which the offending entity belongs. At this time, management is unable to predict the duration or outcome of the German and Brazilian investigations, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigations or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 14]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

23.       SEGMENTED INFORMATION

[a]         Magna is a global automotive supplier whose product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

Magna’s success is directly dependent upon the levels of North American and European [and currently to a lesser extent on Asia and Rest of World] car and light truck production by its customers. OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, consumer credit availability, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations.

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis. Beginning in the fourth quarter of 2013, the Company’s segments consist of North America, Europe, Asia and Rest of World. The Company maintains management teams in each of the Company’s two primary markets, North America and Europe. The role of the North American and European management teams is to manage Magna’s interests to ensure a coordinated effort across the Company’s different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of the Company’s operations while permitting the divisions enough flexibility through Magna’s decentralized structure to foster an entrepreneurial environment.

Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth in the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense (income), net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following tables show certain information with respect to segment disclosures:

	2014
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT [iii]	Goodwill	additions	net
North America
Canada	$6,799	$6,324				$204	$638
United States	9,780	9,252				351	1,260
Mexico	4,357	4,027				160	655
Eliminations	(1,224)	—				—	—
North America	19,712	19,603	$421	$1,992	$635	715	2,553
Europe
Western Europe (excluding Great Britain)	11,775	11,487				375	1,359
Great Britain	783	781				51	98
Eastern Europe	2,580	2,226				91	555
Eliminations	(432)	—				—	—
Europe	14,706	14,494	357	434	588	517	2,012
Asia	1,983	1,837	71	162	127	141	650
Rest of World	695	694	17	(35)	—	8	82
Corporate and Other [i]	(455)	13	24	79	—	206	367
Total reportable segments	$36,641	$36,641	$890	$2,632	$1,350	$1,587	$5,664
Current assets							10,007
Investments, goodwill, deferred tax assets and other assets							2,468
Consolidated total assets							$18,139

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2013
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT [iii]	Goodwill	additions	net
North America
Canada	$6,734	$6,223				$167	$601
United States	8,409	7,938				349	1,135
Mexico	3,993	3,698				129	611
Eliminations	(1,182)	—				—	—
North America	17,954	17,859	$598	$1,645	$656	645	2,347
Europe
Western Europe (excluding Great Britain)	11,813	11,544				225	1,463
Great Britain	975	968				24	70
Eastern Europe	2,317	2,013				112	636
Eliminations	(387)	—				—	—
Europe	14,718	14,525	355	375	655	361	2,169
Asia	1,684	1,539	64	85	129	114	597
Rest of World	889	889	20	(76)	—	20	102
Corporate and Other [i]	(410)	23	26	36	—	30	226
Total reportable segments	$34,835	$34,835	$1,063	$2,065	$1,440	$1,170	$5,441
Current assets							9,923
Investments, goodwill, deferred tax assets and other assets							2,626
Consolidated total assets							$17,990

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2012
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT [iii]	Goodwill	additions	net
North America
Canada	$6,343	$5,907				$158	$660
United States	7,518	7,053				294	973
Mexico	3,520	3,281				163	573
Eliminations	(1,046)	—				—	—
North America	16,335	16,241	$432	$1,521	$701	615	2,206
Europe
Western Europe (excluding Great Britain)	10,089	9,927				246	1,490
Great Britain	961	952				15	58
Eastern Europe	1,847	1,684				117	584
Eliminations	(188)	—				—	—
Europe	12,709	12,563	283	165	611	378	2,132
Asia	1,289	1,188	42	49	74	214	558
Rest of World	822	822	17	(77)	87	56	128
Corporate and Other [i, ii]	(318)	23	27	—	—	11	249
Total reportable segments	$30,837	$30,837	$801	$1,658	$1,473	$1,274	$5,273
Current assets							9,135
Investments, goodwill, deferred tax assets and other assets							2,701
Consolidated total assets							$17,109

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]          For the year ended December 31, 2012, Corporate and Other includes $35 million equity loss related to the Company’s investment in E-Car.

[iii]       The following table reconciles Adjusted EBIT to Income from operations before income taxes:

	2014	2013	2012
Adjusted EBIT	$2,632	$2,065	$1,658
Other (expense) income, net	(64)	(144)	108
Interest expense, net	(29)	(16)	(16)
Income from operations before income taxes	$2,539	$1,905	$1,750

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         The following table aggregates external revenues by customer as follows:

	2014	2013	2012
General Motors	$6,734	$6,394	$5,704
Fiat / Chrysler Group	5,897	5,137	4,637
Ford Motor Company	4,714	4,450	3,848
BMW	4,649	4,882	4,100
Daimler AG	4,262	3,949	3,367
Volkswagen	4,144	4,047	3,835
Other	6,241	5,976	5,346
	$36,641	$34,835	$30,837

[c]          The following table summarizes external revenues generated by automotive products and services:

	2014	2013	2012
Exterior and interior systems	$12,840	$12,308	$11,673
Body systems and chassis systems	8,079	7,874	7,123
Powertrain systems	4,954	4,634	3,825
Complete vehicle assembly	3,067	3,062	2,561
Tooling, engineering and other	2,971	2,823	2,317
Vision and electronic systems	2,644	2,193	2,132
Closure systems	2,086	1,941	1,206
	$36,641	$34,835	$30,837

24.       SUBSEQUENT EVENT

Stock Split

On February 24, 2015, the Board of Directors approved a two-for-one stock split, to be implemented by way of a stock dividend, whereby shareholders of the Company will receive an additional Common Share for each Common Share held. The stock dividend will be payable on March 25, 2015, to shareholders of record at the close of business on March 11, 2015. All equity-based compensation plans or arrangements and normal course issuer bid will be adjusted to reflect the issuance of additional Common Shares due to the declaration of the stock split.